EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid fourth quarter 2024 operating and financial results
Southeast Gateway pipeline project achieves mechanical completion
Increases common share dividend for the twenty-fifth consecutive year

CALGARY, Alberta – February 14, 2025 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its fourth quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “Our strategic priorities that emphasize safety, operational excellence and project execution continue to deliver solid growth, low risk and repeatable performance. For the full year 2024, comparable EBITDA1 from continuing operations increased approximately six per cent, and segmented earnings from continuing operations increased approximately 56 per cent compared to 2023." Poirier continued, “Reaching mechanical completion 13 per cent under budget on the Southeast Gateway pipeline project is a monumental milestone for the company and for Mexico, and a testament to our unwavering focus on project execution. We remain aligned with the CFE on achieving a May 1, 2025 in-service date, which will mark a material inflection point for TC Energy; providing Southeast Mexico with access to safe, reliable and affordable energy. Driven by our consistently strong performance, TC Energy’s Board of Directors approved a quarterly dividend increase of 3.3 per cent for the quarter ending March 31, 2025, equivalent to $3.40 per common share on an annualized basis. The increase in quarterly dividend is based on TC Energy’s proportionate allocation of the dividend post-spin, and represents our twenty-fifth consecutive year of dividend growth.”
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Following the spinoff of our Liquids Pipelines business into South Bow on October 1, 2024, Liquids Pipelines results are reported as a discontinued operation
•Fourth quarter 2024 financial results from continuing operations:
◦Comparable earnings1 of $1.1 billion or $1.05 per common share1 compared to $1.2 billion or $1.15 per common share in fourth quarter 2023
◦Net income attributable to common shares of $1.1 billion or $1.03 per common share compared to net income attributable to common shares of $1.2 billion or net income per common share of $1.20 in fourth quarter 2023
◦Comparable EBITDA of $2.6 billion compared to $2.7 billion in fourth quarter 2023
◦Segmented earnings of $1.9 billion compared to $2.0 billion in fourth quarter 2023
•Year ended December 31, 2024 financial results from continuing operations:
◦Comparable EBITDA of $10.0 billion compared to $9.5 billion in 2023
◦Segmented earnings of $8.0 billion compared to $5.1 billion in 2023
•Year ended December 31, 2024 financial results including a nine-month contribution from the Liquids Pipelines business:
◦2024 comparable earnings of $4.4 billion or $4.27 per common share compared to $4.7 billion or $4.52 per common share in 2023
◦Net income attributable to common shares of $4.6 billion or $4.43 per common share compared to $2.8 billion or     $2.75 per common share in 2023
◦Comparable EBITDA of $11.2 billion compared to $11.0 billion in 2023
◦Segmented earnings of $8.7 billion compared to $6.1 billion in 2023
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release and are applicable to each of our continuing operations and discontinued operations. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP measures section of this news release.

•TC Energy’s Board of Directors approved a 3.3 per cent increase in the quarterly common share dividend to $0.85 per common share for the quarter ending March 31, 2025, equivalent to $3.40 per common share on an annualized basis. The increase in quarterly dividend is based on TC Energy’s proportionate allocation of the dividend post-spin
•2025 outlook for continuing operations:
◦Comparable EBITDA outlook for 2025 continuing operations is expected to be $10.7 to $10.9 billion, driven by new projects anticipated to be placed in service in 2025, including the Southeast Gateway pipeline, along with the full year contribution from projects placed in service in 2024, higher contributions from the NGTL System resulting from the     five-year negotiated revenue requirement settlement, partially offset by reduced generation from Bruce Power due to the commencement of the Unit 4 Major Component Replacement (MCR)
◦Comparable earnings per common share (EPS) for 2025 for continuing operations is expected to be lower than 2024 comparable EPS from continuing operations due to the net impact of an increase in comparable EBITDA, lower AFUDC related to the Southeast Gateway pipeline expected to be placed in service on May 1, 2025, lower interest income as a result of lower cash balances and lower interest rates, increased depreciation rates on the NGTL System related to the five-year negotiated revenue requirement settlement, higher effective tax rates and reduced capitalized interest due to the Coastal GasLink pipeline commercial in-service
◦Capital expenditures are expected to be $6.1 to $6.6 billion, on a gross basis, or $5.5 to $6.0 billion of net capital expenditures2 after considering capital expenditures attributable to non-controlling interests of entities we control.
Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 25.6 Bcf/d, up seven per cent compared to fourth quarter 2023
◦Total NGTL System deliveries set a new record of 17.7 Bcf on February 9, 2025
◦Canadian Mainline fourth quarter deliveries averaged 6.3 Bcf/d, up 11 per cent compared to fourth quarter 2023
•U.S. Natural Gas Pipelines daily average flows were 27.0 Bcf/d
◦U.S. Natural Gas Pipelines set a new all-time record of 37.9 Bcf on January 20, 2025
◦ANR set a new all-time record of 10.0 Bcf on January 20, 2025
•Mexico Natural Gas Pipelines flows averaged 2.7 Bcf/d
◦Sur de Texas pipeline set a single-day flow record above 1.7 Bcf/d on November 20, 2024 highlighting its importance as a key import route for U.S. natural gas production into Mexico
•Bruce Power achieved 99 per cent availability in fourth quarter 2024
•Cogeneration power plant fleet achieved 98 per cent availability in fourth quarter 2024, attributed to fewer forced outages and successful completion of planned outages.
Project Highlights
•Completed the successful spinoff of the Liquids Pipelines business (the Spinoff Transaction) on October 1, 2024
•Achieved mechanical completion of the Southeast Gateway pipeline project on January 20, 2025. We continue to be aligned with the CFE on finalizing the remaining project completion activities for achieving a May 1, 2025 in-service date
•Declared commercial in-service of the Coastal GasLink pipeline in November 2024, allowing for the collection of tolls from customers retroactive to October 1, 2024
•Approved the Pulaski and Maysville projects on our Columbia Gulf System. These mainline extension projects off Columbia Gulf will facilitate full coal-to-gas conversion at two existing power plants and are each expected to provide 0.2 Bcf/d of capacity for incremental gas-fired generation. The projects have anticipated in-service dates in 2029 and total estimated costs of US$0.7 billion
2 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measures sections of this news release.

•Approved the US$0.3 billion Southeast Virginia Energy Storage Project. This is an LNG peaking facility in southeast Virginia that will serve an existing LDC's growing winter peak day load and mitigate its peak day pricing exposure, as well as increase operational flexibility on the Columbia Gas system. The project has an anticipated in-service date of 2030
•Placed the US$0.1 billion GTN XPress project into service in December 2024
•Bruce Power announced Stage 3a of Project 2030 which will provide incremental capacity of approximately 90 MW at the site. TC Energy’s share of the capital required is approximately $175 million. Bruce Power will not be requesting an incremental capital call for this stage. By optimizing its existing Units through this program, when complete, Project 2030 is expected to increase the Bruce Power site peak output to 7,000 MW. All of this output will be sold under Bruce Power’s long-term contract with the IESO
•Removed Bruce Power’s Unit 4 from service on January 31, 2025 to commence its MCR program. The Unit 5 MCR final cost and schedule estimate was submitted to the IESO on January 31, 2025
•TC Energy and prospective partners Saugeen Ojibway Nation will advance pre-development work on the Ontario Pumped Storage Project following the Ontario Government’s recent announcement on January 24, 2025 to invest up to         $285 million to complete a detailed cost estimate and environmental assessments to determine the feasibility of the project.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024	2023[1]

Net income (loss) attributable to common shares	971	1,463	4,594	2,829
from continuing operations	1,069	1,249	4,199	2,217
from discontinued operations[2]	(98)	214	395	612

Net income (loss) per common share – basic	$0.94	$1.41	$4.43	$2.75
from continuing operations	$1.03	$1.20	$4.05	$2.15
from discontinued operations[2]	($0.09)	$0.21	$0.38	$0.60

Comparable EBITDA[3]	2,619	3,107	11,194	10,988
from continuing operations	2,619	2,715	10,049	9,472
from discontinued operations[2]	—	392	1,145	1,516

Comparable earnings[3]	1,094	1,403	4,430	4,652
from continuing operations	1,094	1,192	3,865	3,896
from discontinued operations[2]	—	211	565	756

Comparable earnings per common share[3]	$1.05	$1.35	$4.27	$4.52
from continuing operations	$1.05	$1.15	$3.73	$3.78
from discontinued operations[2]	—	$0.20	$0.54	$0.74
1     Prior year results have been recast to reflect the split between continuing and discontinued operations.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section of this news release for additional information.
3    For additional information on the most directly comparable GAAP measure, refer to the Non-GAAP measures section of this news release.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023	2024	2023

Cash flows[1]
Net cash provided by operations[2]	2,084	1,860	7,696	7,268
Comparable funds generated from operations[2,3]	1,665	2,405	7,890	7,980
Capital spending[4]	2,307	2,985	7,904	12,298
Acquisitions, net of cash acquired	—	(5)	—	(307)
Proceeds from sales of assets, net of transaction costs	—	33	791	33
Disposition of equity interest, net of transaction costs[5]	—	5,328	419	5,328

Dividends declared
per common share[6]	$0.8225	$0.93	$3.7025	$3.72

Basic common shares outstanding (millions)
– weighted average for the period	1,038	1,037	1,038	1,030
– issued and outstanding at end of period	1,039	1,037	1,039	1,037
1    Includes continuing and discontinued operations.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section of this news release for additional information.
3    Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable in similar measures presented by other companies. The most directly comparable GAAP measure is Net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP measures section of this news release.
4    Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments net of Other distributions from equity investments of $3.1 billion in 2024 in the Canadian Natural Gas Pipelines segment. Refer to Note 7, Coastal GasLink in the Consolidated financial statements of our 2024 Annual Report and the Segmented information of our Condensed consolidated financial statements of this news release for additional information.
5    Included in the Financing activities section of the Condensed consolidated statement of cash flows.
6    Dividends declared in fourth quarter 2024 reflect TC Energy’s proportionate allocation following the Spinoff Transaction. Refer to the Discontinued operations section of this news release for additional information.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024	2023[1]

Segmented earnings (losses) from continuing operations
Canadian Natural Gas Pipelines	506	692	2,016	(90)
U.S. Natural Gas Pipelines	918	955	4,053	3,531
Mexico Natural Gas Pipelines	214	150	929	796
Power and Energy Solutions	276	263	1,102	1,004
Corporate	(16)	(34)	(136)	(144)
Segmented earnings (losses) from continuing operations	1,898	2,026	7,964	5,097

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	851	1,034	3,388	3,335
U.S. Natural Gas Pipelines	1,200	1,225	4,511	4,385
Mexico Natural Gas Pipelines	234	208	999	805
Power and Energy Solutions	341	266	1,214	1,020
Corporate	(7)	(18)	(63)	(73)
Comparable EBITDA from continuing operations	2,619	2,715	10,049	9,472

Depreciation and amortization	(639)	(632)	(2,535)	(2,446)
Interest expense included in comparable earnings	(836)	(777)	(3,176)	(2,966)
Allowance for funds used during construction	233	132	784	575
Foreign exchange gains (losses), net included in comparable earnings	(44)	40	(85)	118
Interest income and other	120	119	324	272
Income tax (expense) recovery included in comparable earnings	(168)	(253)	(772)	(890)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(163)	(128)	(620)	(146)
Preferred share dividends	(28)	(24)	(104)	(93)
Comparable earnings from continuing operations	1,094	1,192	3,865	3,896
Comparable earnings per common share from continuing operations	$1.05	$1.15	$3.73	$3.78
1    Prior year results have been recast to reflect continuing operations only.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023¹	2024[2]	2023¹

Segmented earnings (losses) from discontinued operations	(109)	301	716	1,039
Comparable EBITDA from discontinued operations	—	392	1,145	1,516
Depreciation and amortization	—	(85)	(253)	(332)
Interest expense included in comparable earnings[3]	—	(63)	(176)	(287)
Interest income and other included in comparable earnings[4]	—	2	3	6
Income tax (expense) recovery included in comparable earnings[5]	—	(35)	(154)	(147)
Comparable earnings from discontinued operations	—	211	565	756
Comparable earnings per common share from discontinued operations	—	$0.20	$0.54	$0.74
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.
3Excludes pre-tax carrying charges of $5 million for the three months ended December 31, 2023 as a result of a charge related to the FERC Administrative Law Judge decision on Keystone in respect of a tolling-related complaint pertaining to amounts recognized in prior periods.
4Excludes pre-tax Liquids Pipelines business separation costs of $10 million related to insurance provisions for the three months ended December 31, 2024.
5Excludes the impact of income taxes related to the specified items mentioned above as well as a $14 million U.S. minimum tax recovery in fourth quarter 2023 on the Keystone XL asset impairment charge and other related to the termination of the Keystone XL pipeline project.

CEO Message
2024 has been a transformational year for TC Energy. Through maintaining focus on a clear set of strategic priorities, we have delivered on our commitments and solidified our position as an industry leading natural gas and power company. With the successful spinoff of our Liquids Pipelines business, significant progress towards our debt-to-EBITDA3 leverage targets, and achieving mechanical completion on Southeast Gateway, we are well positioned to capitalize on the unprecedented demand we are seeing in natural gas and power and energy solutions across Canada, the U.S. and Mexico. Building on our solid foundation, our strong operational and financial results in 2024 are a direct reflection of our best safety performance in five years that has driven the highest level of asset availability and reliability across our portfolio.
Our priorities for 2025 are clear. We will continue to maximize the value of our assets through safety and operational excellence, execute our selective portfolio of growth projects and ensure financial strength and agility. We believe that our renewed focus on natural gas and power, and our portfolio of highly contracted assets gives us a strategic competitive advantage in the industry, enabling us to continue achieving solid growth, low risk and repeatable performance.
TC Energy's focus on project execution continues to deliver results. The Southeast Gateway pipeline project reached mechanical completion on January 20, 2025 with the final golden welds at Coatzacoalcos and Paraíso. The estimated final cost for the project is approximately US$3.9 billion, which is at the low end of our prior guidance of US$3.9 to US$4.1 billion and 13 per cent below our original cost estimate. We continue to be aligned with the CFE on finalizing the remaining project completion activities for achieving a May 1, 2025 in-service date. The Southeast Gateway project highlights the success of the CFE's first public-private partnership with TC Energy. Bruce Power Unit 4 was removed from service on         January 31, 2025 to commence its MCR program, with a return to service expected in 2028, and the Unit 3 MCR program continues to advance on plan for both cost and schedule. The Unit 5 MCR final cost and schedule estimate was submitted to the IESO on January 31, 2025. In 2024, approximately $7 billion of projects have been placed in service, including natural gas pipeline capacity projects along our extensive North American asset footprint, our share of equity contributions related to the Coastal GasLink pipeline, as well as progressing the Bruce Power life extension program. We continue to expect approximately $8.5 billion of projects to be placed in service in 2025, including the Southeast Gateway pipeline project.
In November 2024, Coastal GasLink LP executed a commercial agreement with LNG Canada (LNGC) and LNGC Participants that declared commercial in-service for the pipeline, allowing for the collection of tolls from customers retroactive to         October 1, 2024. In March 2022, we announced the signing of option agreements to sell up to a 10 per cent equity interest in Coastal GasLink LP to Indigenous communities across the project corridor, from our current 35 per cent equity ownership. The equity option is exercisable after commercial in-service of the Coastal GasLink pipeline, subject to customary regulatory approvals and consents, including the consent of LNGC. As a result of the commercial agreement with LNGC and LNGC Participants, which has allowed for an earlier commercial in-service than the LNGC plant, we are actively collaborating with the Indigenous communities to establish a mutually agreeable timeframe in which the option can be exercised.
We continue to assess ongoing trade negotiations between the U.S., Canada and Mexico and potential impacts of proposed tariffs to our business and our customers. On February 3, 2025, a 30-day pause on potential tariffs was implemented which we believe will support increased engagement with North America's leaders in order to reach an agreement that will benefit consumers across the continent. There is significant energy flow between the U.S., Canada and Mexico, including oil, gas, electricity, and uranium, making our energy markets highly interdependent. Our assets support this cross-border flow of natural gas to critical markets in the U.S. Northeast, Midwest and Pacific Northwest and we remain committed to providing competitive and reliable service to our customers on both sides of the border.
Given 97 per cent of our comparable EBITDA is underpinned by regulated cost-of-service frameworks or take-or-pay negotiated contracts, we bear minimal commodity price or volumetric risk. As such, we do not anticipate any significant impact to our financial performance.
3 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the non-GAAP measures of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

The cost-of-service framework of our regulated Canadian Natural Gas Pipelines business, which transports natural gas to be exported to the U.S. by our shippers, provides TC Energy with protection in the event of higher cost and/or loss of volumes. Our Mexico Natural Gas Pipelines business primarily receives southern U.S. natural gas supply, transported for our customers for delivery into key demand markets in Mexico. We do not transport any natural gas from Mexico into the U.S. Our contracts in Mexico are U.S. dollar-denominated and based on long-term, take-or-pay agreements. In our Power and Energy Solutions business, our most significant contributor is Bruce Power, where more than 90 per cent of capital and resource costs are spent in Canada.
We recognize prolonged tariffs could impact capital allocation decisions and we will allocate capital to the markets where the demand for energy continues to grow. We have the benefit of a diverse portfolio across three jurisdictions, along with opportunities in natural gas, nuclear and other power and energy solutions that provides flexibility in our capital allocation.
Reinforced by the strength of our base business and the confidence in our future outlook, TC Energy’s Board of Directors approved a 3.3 per cent increase in the quarterly common share dividend to $0.85 per common share for the quarter ending March 31, 2025, equivalent to $3.40 per common share on an annualized basis. This is the twenty-fifth consecutive year the Board has raised the dividend.
Teleconference and Webcast
We will hold a teleconference and webcast on Friday, February 14, 2025 at 6:30 a.m. (MST) / 8:30 a.m. (EST) to discuss our fourth quarter 2024 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-844-763-8274 (Canada/U.S.) or 1-647-484-8814 (International). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13928. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on February 21, 2025. Please call 1-855-669-9658 (Canada/U.S.) or 1-412-317-0088 (International) and enter passcode 6438166.
The audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low-risk investments in power generation.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to Coastal GasLink and Southeast Gateway, including mechanical completion and expected in-service dates and related expected capital expenditures, expected comparable EBITDA and comparable earnings in total and per common share and the sources thereof, and targeted debt-to-EBITDA leverage metrics for 2025, expectations with respect to Indigenous investment, expectations with respect to Bruce Power, including Project 2030, expectations with respect to the approximate value of projects to be placed in-service in 2025, expectations with respect to our strategic priorities, including the expected impacts of the five-year negotiated revenue requirement settlement for the NGTL System, and the execution thereof, our sustainability commitments, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expected cost and schedules for planned projects, including projects under construction and in development and the associated capital expenditures, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver solid growth, low risk and repeatable performance, our expected net capital expenditures, including timing, and expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2024 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment and the discontinued operations section for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section and the discontinued operations section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as the sum of comparable EBITDA from continuing operations and comparable EBITDA from discontinued operations excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2022, 2023 and 2024.
This release contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2024	2023	2022

Reported total debt	59,366	63,201	58,300
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,250	1,250
Equity treatment of junior subordinated notesiii	(5,524)	(5,144)	(5,248)
Cash and cash equivalents	(801)	(3,678)	(620)
Operating lease liabilities	511	457	430
Adjusted debt	54,802	56,086	54,112

Comparable EBITDA from continuing operationsiv	10,049	9,472	8,483
Comparable EBITDA from discontinued operationsiv	1,145	1,516	1,418
Operating lease cost	117	105	95
Distributions received in excess of (income) loss from equity investments	67	(123)	(29)
Adjusted Comparable EBITDA	11,378	10,970	9,967

Adjusted Debt/Adjusted Comparable EBITDA[i]	4.8	5.1	5.4
i    Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2024.
iii    50 per cent equity treatment on $11.0 billion of junior subordinated notes as of December 31, 2024. U.S. dollar-denominated notes translated at         December 31, 2024, USD/CAD foreign exchange rate of 1.44.
iv    Comparable EBITDA from continuing operations and Comparable EBITDA from discontinued operations are non-GAAP financial measures. See the Forward-looking information and Non-GAAP measures sections in our 2024 Annual Report for more information. Comparable EBITDA from discontinued operations represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.

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403.920.7859 or 800.608.7859
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403.920.7911 or 800.361.6522

Fourth quarter 2024
On July 27, 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the spinoff of its Liquids Pipelines business. TC Energy shareholders voted to approve the spinoff in June 2024 and, on October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into a new public company, South Bow Corporation (South Bow) (the Spinoff Transaction). Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as a discontinued operation. To allow for a meaningful comparison, discussions throughout this news release are based on continuing operations unless otherwise noted. Prior year results have been recast to reflect the split between continuing and discontinued operations. Discontinued operations reflect nine months of Liquids Pipelines earnings for the year ended December 31, 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management
•expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions
•expected dividend growth
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•expected impact of future tax and accounting changes
•commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan, including statements related to our GHG emissions intensity reduction goals
•expected industry, market and economic conditions, and ongoing trade negotiations, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions and divestitures, including the Spinoff Transaction
•regulatory decisions and outcomes
•planned and unplanned outages and the utilization of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates

•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.
Risks and uncertainties
•realization of expected benefits from acquisitions and divestitures, including the Spinoff Transaction
•our ability to successfully implement our strategic priorities, including the Focus Project, and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost, availability of, and inflationary pressures on, labour, equipment and materials
•availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cybersecurity and technological developments
•sustainability-related risks including climate-related risks and the impact of energy transition on our business
•economic and political conditions, and ongoing trade negotiations in North America, as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the Management's discussion and analysis (MD&A) of our 2024 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR+ (www.sedarplus.ca).

Fourth Quarter 2024 Financial highlights
We use certain financial measures that do not have a standardized meaning under GAAP because we believe they improve our ability to compare results between reporting periods and enhance understanding of our operating performance. Known as non-GAAP measures, they may not be comparable to similar measures provided by other companies.
Comparable EBITDA, comparable earnings and comparable earnings per common share from continuing and discontinued operations and comparable funds generated from operations are all non-GAAP measures. Refer to page 6 for more information about the non-GAAP measures we use, as well as the Financial results section in each business segment and Discontinued operations section for reconciliations to the most directly comparable GAAP measures.
As discussed in the About this document section, results of the Liquids Pipelines business are reported as a discontinued operation. To allow for a meaningful comparison, discussions throughout this news release are based on continuing operations unless otherwise noted. Prior year results have been recast to reflect the split between continuing and discontinued operations. Discontinued operations reflect nine months of Liquids Pipelines earnings for the year ended December 31, 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024	2023[1]

Income
Revenues	3,577	3,504	13,771	13,267

Net income (loss) attributable to common shares	971	1,463	4,594	2,829
from continuing operations	1,069	1,249	4,199	2,217
from discontinued operations[2]	(98)	214	395	612

Net income (loss) per common share - basic	$0.94	$1.41	$4.43	$2.75
from continuing operations	$1.03	$1.20	$4.05	$2.15
from discontinued operations[2]	($0.09)	$0.21	$0.38	$0.60

Comparable EBITDA[3]	2,619	3,107	11,194	10,988
from continuing operations	2,619	2,715	10,049	9,472
from discontinued operations[2]	—	392	1,145	1,516

Comparable earnings[3]	1,094	1,403	4,430	4,652
from continuing operations	1,094	1,192	3,865	3,896
from discontinued operations[2]	—	211	565	756

Comparable earnings per common share[3]	$1.05	$1.35	$4.27	$4.52
from continuing operations	$1.05	$1.15	$3.73	$3.78
from discontinued operations[2]	—	$0.20	$0.54	$0.74

Dividends declared
per common share[4]	$0.8225	$0.93	$3.7025	$3.72

Basic common shares outstanding (millions)
– weighted average for the period ended	1,038	1,037	1,038	1,030
– issued and outstanding at end of period	1,039	1,037	1,039	1,037
1Prior year results have been recast to reflect the split between continuing and discontinued operations.
2Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.
3Additional information on the most directly comparable GAAP measure can be found on page 6.
4Dividends declared in fourth quarter 2024 reflect TC Energy’s proportionate allocation following the Spinoff Transaction. Refer to the Discontinued operations section for additional information.
TC Energy Fourth Quarter News Release 2024 | 3

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Cash flows[1]
Net cash provided by operations[2]	2,084	1,860	7,696	7,268

Comparable funds generated from operations[2,3]	1,665	2,405	7,890	7,980

Capital spending[4]	2,307	2,985	7,904	12,298
Acquisitions, net of cash acquired	—	(5)	—	(307)
Proceeds from sales of assets, net of transaction costs	—	33	791	33
Disposition of equity interest, net of transaction costs[5]	—	5,328	419	5,328
1Includes continuing and discontinued operations.
2Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.
3Additional information on the most directly comparable GAAP measure can be found on page 6.
4Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments, net of Other distributions from equity investments of $3.1 billion in 2024 in the Canadian Natural Gas Pipelines segment. Refer to Note 7, Coastal GasLink, in the Consolidated financial statements of our 2024 Annual Report and the Segmented information of our Condensed consolidated financial statements for additional information.
5Included in the Financing activities section of the Condensed consolidated statement of cash flows.
4 | TC Energy Fourth Quarter News Release 2024

Consolidated results

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024	2023[1]

Canadian Natural Gas Pipelines	506	692	2,016	(90)
U.S. Natural Gas Pipelines	918	955	4,053	3,531
Mexico Natural Gas Pipelines	214	150	929	796
Power and Energy Solutions	276	263	1,102	1,004
Corporate	(16)	(34)	(136)	(144)
Total segmented earnings (losses)	1,898	2,026	7,964	5,097
Interest expense	(679)	(777)	(3,019)	(2,966)
Allowance for funds used during construction	233	132	784	575
Foreign exchange gains (losses), net	(69)	89	(147)	320
Interest income and other	120	119	324	272
Income (loss) from continuing operations before income taxes	1,503	1,589	5,906	3,298
Income tax (expense) recovery from continuing operations	(223)	(188)	(922)	(842)
Net income (loss) from continuing operations	1,280	1,401	4,984	2,456
Net income (loss) from discontinued operations, net of tax[2]	(98)	214	395	612
Net income (loss)	1,182	1,615	5,379	3,068
Net (income) loss attributable to non-controlling interests	(183)	(128)	(681)	(146)
Net income (loss) attributable to controlling interests	999	1,487	4,698	2,922
Preferred share dividends	(28)	(24)	(104)	(93)
Net income (loss) attributable to common shares	971	1,463	4,594	2,829
Net income (loss) per common share – basic	$0.94	$1.41	$4.43	$2.75
from continuing operations	$1.03	$1.20	$4.05	$2.15
from discontinued operations[2]	($0.09)	$0.21	$0.38	$0.60
1Prior year results have been recast to reflect the split between continuing and discontinued operations.
2Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024	2023[1]

Amounts attributable to common shares
Net income (loss) from continuing operations	1,280	1,401	4,984	2,456
Net (income) loss attributable to non-controlling interests	(183)	(128)	(681)	(146)
Net income (loss) attributable to controlling interests from continuing operations	1,097	1,273	4,303	2,310
Preferred share dividends	(28)	(24)	(104)	(93)
Net income (loss) attributable to common shares from continuing operations	1,069	1,249	4,199	2,217
Net income (loss) from discontinued operations, net of tax[2]	(98)	214	395	612
Net income (loss) attributable to common shares	971	1,463	4,594	2,829
1Prior year results have been recast to reflect the split between continuing and discontinued operations.
2Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.
Net income (loss) attributable to common shares from continuing operations decreased by $180 million or $0.17 per common share for the three months ended December 31, 2024 compared to the same period in 2023.
TC Energy Fourth Quarter News Release 2024 | 5

NON-GAAP MEASURES
This news release references non-GAAP measures, which are described in the table below. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These measures are reviewed regularly by our President and Chief Executive Officer, management and the Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors and other external users of our financial statements as a supplemental measure to provide decision-useful information regarding our period-over-period performance and ability to generate earnings that are core to our ongoing operations. Discussions throughout this news release on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact segmented earnings, except where noted otherwise.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. We maintain a consistent approach to adjustments, which generally fall into the categories described below:
•by their nature are unusual, infrequent and separately identifiable from our normal business operations and in our view are not reflective of our underlying operations in the period and generally include the following:
◦gains or losses on sales of assets or assets held for sale; impairment of goodwill, plant, property and equipment, equity investments and other assets; legal, contractual and other infrequent settlements; acquisition, integration and restructuring costs; expected credit loss provisions on net investment in leases and certain contract assets in Mexico; impacts resulting from changes in legislation and enacted tax rates and unusual tax refunds/payments and valuation allowance adjustments
•unrealized gains and losses related to fair value adjustments that do not reflect realized earnings or losses or cash impacts incurred in the current period from our underlying operations and generally include the following:
◦unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities; unrealized fair value adjustments related to our proportionate share of Bruce Power’s risk management activities and its funds invested for post-retirement benefits; unrealized fair value adjustments on intercompany loans that impact consolidated earnings.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures. These measures are applicable to each of our continuing operations and discontinued operations. Quantitative reconciliations of our comparable measures to their GAAP measures and a discussion of specific adjustments made for the three months and year ended December 31, 2024 and comparative periods can be found on pages 8 and 9, the Financial results section in each business segment and the Cash provided by operating activities section. Non-GAAP measures for discontinued operations are found in the Discontinued operations section on page 36.

Non-GAAP measure	GAAP measure

comparable EBITDA	segmented earnings (losses)
comparable EBIT	segmented earnings (losses)
comparable earnings	net income (loss) attributable to common shares
comparable earnings per common share	net income (loss) per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
6 | TC Energy Fourth Quarter News Release 2024

Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings (losses) adjusted for specific items described in the Comparable measures section, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings (losses) adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment and the Discontinued operations section for a reconciliation to segmented earnings (losses).
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in the Consolidated financial statements of our 2024 Annual Report. Comparable funds generated from operations is adjusted for the cash impact of specific items described in the Comparable measures section. We believe funds generated from operations and comparable funds generated from operations are useful measures of our consolidated operating cash flows because they exclude fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and are used to provide a consistent measure of the cash-generating ability of our businesses. Refer to the Cash provided by operating activities section for a reconciliation to Net cash provided by operations.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items described in the Comparable measures section. Comparable earnings is comprised of segmented earnings (losses), Interest expense, AFUDC, Foreign exchange (gains) losses, net, Interest income and other, Income tax expense (recovery),     Net income (loss) attributable to non-controlling interests and Preferred share dividends on our Condensed consolidated statement of income, adjusted for specific items. We use comparable earnings as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Refer to page 9 and the Discontinued operations section for reconciliations to Net income (loss) attributable to common shares and Net income (loss) per common share for our continuing operations and discontinued operations.

TC Energy Fourth Quarter News Release 2024 | 7

Comparable earnings and comparable earnings per common share - from continuing operations
The following specific items were recognized in Net income (loss) attributable to common shares from continuing operations and were excluded from comparable earnings from continuing operations:
Fourth quarter 2024 results
•a pre-tax net gain on debt extinguishment of $228 million (after-tax $178 million) related to the purchase and cancellation of certain senior unsecured notes and medium term notes and the retirement of outstanding callable notes in October 2024
•pre-tax unrealized foreign exchange gains, net of $143 million (after-tax $153 million) on the peso-denominated intercompany loan between TransCanada PipeLines Limited (TCPL) and Transportadora de Gas Natural de la Huasteca (TGNH), net of non-controlling interest
•a pre-tax recovery of $3 million (after-tax $2 million) on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest
•a deferred income tax expense of $96 million resulting from the revaluation of remaining deferred tax balances following the Spinoff Transaction
•a pre-tax impairment charge of $36 million (after-tax $27 million) related to development costs incurred on Project Tundra, a next-generation technology carbon capture and storage project, following our decision to end our collaboration on the project
•a pre-tax expense of $9 million (after-tax $7 million) related to Focus Project costs.
Fourth quarter 2023 results
•a $74 million income tax recovery related to a revised assessment of the valuation allowance and non-taxable capital losses on our equity investment in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP)
•a pre-tax unrealized foreign exchange loss, net of $55 million (after-tax $55 million) on the peso-denominated intercompany loan between TCPL and TGNH
•a pre-tax loss of $36 million (after-tax $25 million) on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico
•a pre-tax expense of $15 million (after-tax $9 million) related to Focus Project costs.
Refer to the Financial results section in each business segment of this news release for additional information.
8 | TC Energy Fourth Quarter News Release 2024

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES TO COMPARABLE EARNINGS - FROM CONTINUING OPERATIONS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024	2023[1]

Net income (loss) attributable to common shares from continuing operations	1,069	1,249	4,199	2,217
Specific items (pre tax):
Gain on sale of PNGTS	—	—	(572)	—
Net gain on debt extinguishment[2]	(228)	—	(228)	—
Foreign exchange (gains) losses, net – intercompany loan[3]	(143)	55	(143)	44
Gain on sale of non-core assets	—	—	(48)	—
Expected credit loss provision on net investment in leases and certain contract assets in Mexico[4]	(3)	36	(22)	(80)
Project Tundra impairment charge	36	—	36	—
Third-party settlement	—	—	34	—
Focus Project costs[5]	9	15	24	65
NGTL System ownership transfer costs	—	—	10	—
Coastal GasLink impairment charge	—	—	—	2,100
Bruce Power unrealized fair value adjustments	(2)	(7)	(8)	(7)
Risk management activities[6]	301	(91)	433	(395)
Taxes on specific items[7]	55	(65)	150	(48)
Comparable earnings from continuing operations	1,094	1,192	3,865	3,896
Net income (loss) per common share from continuing operations	$1.03	$1.20	$4.05	$2.15
Specific items (net of tax)	0.02	(0.05)	(0.32)	1.63
Comparable earnings per common share from continuing operations	$1.05	$1.15	$3.73	$3.78
1Prior year results have been recast to reflect continuing operations only.
2In October 2024, TCPL commenced and completed our cash tender offers to purchase and cancel certain senior unsecured notes and medium term notes at a 7.73 per cent weighted average discount. In addition, we retired outstanding callable notes at par. These extinguishments of debt resulted in a pre-tax net gain of $228 million, primarily due to fair value discounts and unamortized debt issue costs. The net gain on debt extinguishment was recorded in Interest expense in the Condensed consolidated statement of income. Refer to the Financial condition section in the MD&A of our 2024 Annual Report for additional information.
3In 2023, TCPL and TGNH became party to an unsecured revolving credit facility. The loan receivable and loan payable are eliminated upon consolidation; however, due to differences in the currency that each entity reports its financial results, there is an impact to net income reflecting the revaluation and translation of the loan receivable and loan payable to TC Energy's reporting currency. As the amounts do not accurately reflect what will be realized at settlement, we exclude from comparable measures the unrealized foreign exchange gains and losses on the loan receivable, as well as the corresponding unrealized foreign exchange gains and losses on the loan payable, net of non-controlling interest.
4In 2022, TGNH and the CFE executed agreements which consolidate several natural gas pipelines under one TSA. As this TSA contains a lease, we have recognized amounts in net investment in leases on our Condensed consolidated balance sheet. As required by U.S. GAAP, we have recognized an expected credit loss provision related to net investment in leases and certain contract assets in Mexico, which will fluctuate from period to period based on changing economic assumptions and forward-looking information. This provision is an estimate of losses that may occur over the duration of the TSA through 2055. This provision does not reflect losses or cash outflows that were incurred under this lease arrangement in the current period or from our underlying operations, and therefore, we have excluded any unrealized changes, net of non-controlling interest, from comparable measures. Refer to Note 28, Risk management and financial instruments, in the Consolidated financial statements of our 2024 Annual Report for additional information.
5    In 2022, we launched the Focus Project with benefits in the form of enhanced safety, productivity and cost-effectiveness expected to be realized in the future. Beginning in 2023, we recognized expenses in Plant operating costs and other, for external consulting and severance, some of which are not recoverable through regulatory and commercial tolling structures. Refer to the Corporate – Significant events section in the MD&A of our 2024 Annual Report for additional information.
TC Energy Fourth Quarter News Release 2024 | 9

6	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2024	2023	2024	2023
	U.S. Natural Gas Pipelines	(37)	(29)	(113)	80
	Canadian Power	17	(6)	84	(31)
	U.S. Power	(2)	4	(10)	9
	Natural Gas Storage	(20)	18	(57)	91
	Interest rate	(71)	—	(71)	—
	Foreign exchange	(188)	104	(266)	246
		(301)	91	(433)	395
	Income tax attributable to risk management activities	72	(24)	105	(99)
	Total unrealized gains (losses) from risk management activities	(229)	67	(328)	296
7	Refer to the Corporate - Financial results section for additional information.
COMPARABLE EBITDA TO COMPARABLE EARNINGS - FROM CONTINUING OPERATIONS
Comparable EBITDA from continuing operations represents segmented earnings (losses) adjusted for the specific items described above and excludes charges for depreciation and amortization. For further information on our reconciliation to comparable EBITDA, refer to the Financial results sections for each business segment.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024	2023[1]

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	851	1,034	3,388	3,335
U.S. Natural Gas Pipelines	1,200	1,225	4,511	4,385
Mexico Natural Gas Pipelines	234	208	999	805
Power and Energy Solutions	341	266	1,214	1,020
Corporate	(7)	(18)	(63)	(73)
Comparable EBITDA from continuing operations	2,619	2,715	10,049	9,472
Depreciation and amortization	(639)	(632)	(2,535)	(2,446)
Interest expense included in comparable earnings	(836)	(777)	(3,176)	(2,966)
Allowance for funds used during construction	233	132	784	575
Foreign exchange gains (losses), net included in comparable earnings	(44)	40	(85)	118
Interest income and other	120	119	324	272
Income tax (expense) recovery included in comparable earnings	(168)	(253)	(772)	(890)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(163)	(128)	(620)	(146)
Preferred share dividends	(28)	(24)	(104)	(93)
Comparable earnings from continuing operations	1,094	1,192	3,865	3,896
Comparable earnings per common share from continuing operations	$1.05	$1.15	$3.73	$3.78
1Prior year results have been recast to reflect continuing operations only.
10 | TC Energy Fourth Quarter News Release 2024

Comparable EBITDA from continuing operations
Fourth quarter 2024 versus fourth quarter 2023
Comparable EBITDA from continuing operations decreased by $96 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to the net effect of the following:
•decreased EBITDA in Canadian Natural Gas Pipelines mainly due to lower earnings from Coastal GasLink related to the recognition of a $200 million incentive payment in 2023, partially offset by higher flow-through costs on the NGTL System
•decreased U.S. dollar-denominated EBITDA from U.S. Natural Gas Pipelines mainly as a result of the sale of PNGTS, which was completed on August 15, 2024, lower realized earnings related to our U.S. natural gas marketing business primarily due to lower margins and lower equity earnings from Iroquois, partially offset by incremental earnings from growth projects placed in service and additional contract sales
•increased Power and Energy Solutions EBITDA primarily attributable to higher contributions from Bruce Power due to higher generation, a higher contract price and lower outage costs, partially offset by decreased Canadian Power earnings primarily due to lower realized power prices, net of lower natural gas fuel costs
•increased U.S. dollar-denominated EBITDA from Mexico Natural Gas Pipelines primarily due to higher equity earnings from Sur de Texas as a result of the impact of peso-denominated financial exposure and lower income tax expense, partially offset by lower earnings in TGNH primarily related to higher operating costs
•the positive foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent comparable EBITDA in our U.S. dollar-denominated operations. U.S. dollar-denominated comparable EBITDA decreased by US$27 million compared to 2023 and was translated at a rate of 1.40 in 2024 versus 1.36 in 2023. Refer to the Foreign exchange section for additional information.
Due to the flow-through treatment of certain costs including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these costs impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings from continuing operations
Fourth quarter 2024 versus fourth quarter 2023
Comparable earnings from continuing operations decreased by $98 million or $0.10 per common share for the three months ended December 31, 2024 compared to the same period in 2023 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher interest expense primarily due to lower capitalized interest, interest expense allocated to discontinued operations in 2023 and lower interest rates on increased levels of short-term borrowing, partially offset by long-term debt repayments, net of issuances and realized gains from risk management activities used to manage our interest rate risk
•higher AFUDC primarily due to spending on the Southeast Gateway pipeline project, partially offset by projects placed in service
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to U.S. dollar‑denominated income and the revaluation of our peso-denominated net monetary liabilities to U.S. dollars
•lower income tax expense due to lower earnings subject to income tax and Mexico foreign exchange exposure, partially offset by lower foreign income tax rate differentials and higher flow-through income taxes
•higher net income attributable to non-controlling interests primarily due to the sale of a 13.01 per cent non-controlling equity interest in TGNH to the CFE completed in second quarter 2024, lower taxable earnings from the Texas Wind Farms and a stronger U.S. dollar on translation of U.S. dollar-denominated net income attributable to non-controlling interests.
TC Energy Fourth Quarter News Release 2024 | 11

Supplementary financial measure
Net capital expenditures
Net capital expenditures represents capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.
Net capital expenditures does not include an adjustment related to the CFE’s minority interest in TGNH capital expenditures until after the in-service of the projects included as part of the 2022 strategic alliance between TGNH and the CFE, including Villa de Reyes, Southeast Gateway and Tula. The CFE’s contribution in second quarter 2024 to obtain a 13.01 per cent equity interest in TGNH included consideration of its proportionate share of required capital contributions for approved projects. Net capital expenditures will be adjusted for any new capital projects approved in TGNH going forward.
12 | TC Energy Fourth Quarter News Release 2024

Outlook
Comparable EBITDA and comparable earnings - continuing operations
We expect our 2025 comparable EBITDA to be higher than 2024 comparable EBITDA due to the net impact of the following:
•new projects anticipated to be placed in service in 2025, including the Southeast Gateway pipeline, along with the full-year impact of projects placed in service in 2024
•higher contributions from the NGTL System resulting from the five-year negotiated revenue requirement settlement
•reduced generation from Bruce Power due to the commencement of the Unit 4 Major Component Replacement (MCR) outage.
Our 2025 comparable earnings per common share is expected to be lower than 2024 comparable earnings per common share considering the net impact of the following:
•increase in comparable EBITDA described above
•lower AFUDC due to the Southeast Gateway pipeline expected to be placed in service on May 1, 2025
•lower interest income as a result of lower cash balances and lower interest rates
•increased depreciation rates on the NGTL System related to the five-year negotiated revenue requirement settlement
•reduced capitalized interest due to the Coastal GasLink pipeline commercial in-service
•higher effective tax rates.
Consolidated capital expenditures
In 2024, we incurred approximately $8.2 billion in gross capital expenditures on our secured capital program and projects under development, as well as capitalized interest and AFUDC, where applicable. Net capital expenditures after adjusting for the capital expenditures attributable to the non-controlling interests of entities we control was $7.4 billion.
The majority of our 2025 capital program is focused on the advancement of secured projects including U.S. Natural Gas Pipelines projects, NGTL System expansions, the Southeast Gateway pipeline, Bruce Power MCR programs and normal course maintenance capital expenditures. Prior to adjustments for non-controlling interests, we expect to incur gross capital expenditures of approximately $6.1 to $6.6 billion in 2025. We anticipate our net capital expenditures in 2025 to be approximately $5.5 to $6.0 billion.
Refer to the Outlook section in each business segment in the MD&A of our 2024 Annual Report for additional details on expected earnings and capital expenditures for 2025.
TC Energy Fourth Quarter News Release 2024 | 13

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by     long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate growth in earnings and cash flows.
Our capital program consists of approximately $25 billion of secured projects that represent commercially supported, committed projects that are either under construction or are in, or preparing to, commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the Secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines.
During 2024, we placed approximately $6.8 billion of projects into service, which included natural gas pipeline capacity projects along our extensive North American asset footprint and our share of equity contributions related to the Coastal GasLink pipeline, as well as progress on the Bruce Power life extension program. In addition, approximately $2.3 billion of maintenance capital expenditures were incurred and $0.3 billion of modernization capital expenditures were placed in service.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest and AFUDC, where applicable.
14 | TC Energy Fourth Quarter News Release 2024

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to projects within entities that we own or partially own and fully consolidate, as well as our share of equity contributions to fund projects within our equity investments.

	Expected in-service date	Estimated project cost		Project costs incurred at December 31, 2024
(billions of $)

Canadian Natural Gas Pipelines[1]
NGTL System	2026	0.7	[2]	0.2
	2027+	0.2	[2]	—
Regulated maintenance capital expenditures	2025-2027	2.5		—
U.S. Natural Gas Pipelines
VR project	2025	US 0.5		US 0.3
WR project	2025	US 0.7		US 0.3
Heartland project	2027	US 0.9		US 0.1
Pulaski and Maysville projects	2029	US 0.7		—
Gillis Access – Extension	2026-2027	US 0.4		US 0.1
Southeast Virginia Energy Storage project	2030	US 0.3		—
Other capital	2025-2028	US 1.5		US 0.4
Regulated maintenance capital expenditures	2025-2027	US 2.3		—
Mexico Natural Gas Pipelines
Villa de Reyes – South section[3]	—	US 0.4		US 0.3
Tula[4]	—	US 0.4		US 0.3
Southeast Gateway	2025	US 3.9		US 3.7
Power and Energy Solutions
Bruce Power – Unit 3 MCR	2026	1.1		0.9
Bruce Power – Unit 4 MCR	2028	0.9		0.2
Bruce Power – life extension[5]	2025-2031	1.8		0.6
Other
Non-recoverable maintenance capital expenditures[6]	2025-2027	0.4		—
		19.6		7.4
Foreign exchange impact on secured projects[7]		5.3		2.4
Total secured projects (Cdn$)		24.9		9.8
1    Our share of committed equity to fund the estimated cost of the Coastal GasLink - Cedar Link project is $37 million. Refer to the Canadian Natural Gas Pipelines – Significant events section in the MD&A of our 2024 Annual Report for additional information.
2    Includes amounts related to projects within the Multi-Year Growth Plan (MYGP) that have received FID.
3    We are working with the CFE on completing the remaining section of the Villa de Reyes pipeline. The in-service date will be determined upon resolution of outstanding stakeholder issues. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2024 Annual Report for additional information.
4    Estimated project cost as per contracts signed in 2022 as part of the TGNH strategic alliance between TC Energy and the CFE. We continue to evaluate the development and completion of the Tula pipeline, with the CFE, subject to a future FID and an updated cost estimate. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2024 Annual Report for additional information.
5    Reflects amounts to be invested under the Asset Management program, other life extension projects and the incremental uprate initiative. Refer to the Power and Energy Solutions – Significant events section in the MD&A of our 2024 Annual Report for additional information.
6    Includes non-recoverable maintenance capital expenditures from all segments and is primarily related to our Power and Energy Solutions and Corporate assets.
7    Reflects U.S./Canada foreign exchange rate of 1.44 at December 31, 2024.
TC Energy Fourth Quarter News Release 2024 | 15

Projects under development
In addition to our secured projects, we are pursuing a portfolio of quality projects in various stages of development across each of our business units. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted. New growth opportunities will be assessed within our disciplined capital allocation framework in order to fit within our annual capital expenditure parameters. As these new opportunities advance and reach required milestones, they will be included in the Secured projects table.
Canadian Natural Gas Pipelines
We continue to focus on optimizing the utilization and value of our existing Canadian Natural Gas Pipelines assets, including sanctioned in-corridor expansions, providing connectivity to LNG export terminals, connecting growing WCSB gas supplies to domestic and export markets and other opportunities, including progressing our Multi-Year Growth Plan (MYGP). The MYGP is comprised of multiple distinct projects with targeted in-service dates between 2027 and 2030 that are subject to final corporate and regulatory approvals.
U.S. Natural Gas Pipelines
We are currently pursuing a variety of projects that are expected to replace, upgrade, expand and extend our U.S. Natural Gas Pipelines footprint. The enhanced facilities associated with these projects are expected to improve the reliability of our systems, reduce GHG emissions intensity and provide additional transportation capacity under long-term contracts. We continue to see growing demand across multiple segments, driving potential expansion projects to support new natural     gas-fired power generation, coal to natural gas conversions, LDC growth and data centres. Our footprint is well positioned to supply natural gas through our existing utility customer base or by way of direct connections. Additional opportunities include RNG through direct interconnects, continued LNG development in proximity to our footprint and LDC peak day growth.
Power and Energy Solutions
Bruce Power
Life Extension Program
The continuation of Bruce Power’s life extension program will require the investment of our proportionate share of both the MCR program costs on Units 5, 7 and 8 and the remaining Asset Management program costs, which continue beyond the completion of the MCR program in 2033, extending the life of Units 3 to 8 and the Bruce Power site to 2064. Preparation work for the Unit 5, 7 and 8 MCRs is underway and future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available to Bruce Power and the IESO. Refer to the Power and Energy Solutions – Significant events section in the MD&A of our 2024 Annual Report for additional information.
The Unit 5 MCR final cost and schedule estimate was submitted to the IESO on January 31, 2025.
Energy Solutions
Ontario Pumped Storage
With our prospective partners, Saugeen Ojibway Nation, we continue to advance the Ontario Pumped Storage Project, an energy storage facility located in Meaford, Ontario. The 1,000 MW project is expected to provide enough electricity to power     one million homes for up to 11 hours, while enhancing the reliability and efficiency of Ontario's electricity system.
Using water and gravity, the project is like a natural battery that will store surplus electricity when demand is low and later redeploy it during periods of high demand. The project will support the planned buildout of Ontario’s nuclear fleet and can deliver Ontario’s clean nuclear power on demand.

16 | TC Energy Fourth Quarter News Release 2024

Alberta Carbon Grid
In June 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale system which, when fully constructed, is expected to be capable of transporting and sequestering more than 20 million tonnes of CO2 annually. As an open-access system, the Alberta Carbon Grid (ACG) is intended to serve as the backbone for Alberta’s emerging carbon capture utilization and storage industry. In October 2022, ACG entered into a carbon sequestration evaluation agreement with the Government of Alberta to further evaluate one of the largest Areas of Interest (AOI) for safely storing carbon from industrial emissions in Alberta. ACG continues to progress an appraisal program needed to evaluate the suitability of our AOI, including the advancement and completion of well drilling and testing activities to support the development of a detailed Measurement, Monitoring and Verification plan required to apply for a sequestration permit. We are continuing to advance discussions on a commercial agreement with customers that aligns with our risk preferences.
Other Energy Solutions Projects
Our focus in Energy Solutions includes piloting new technologies like hydrogen and carbon capture for our natural gas business, continued partnerships and investments in emerging technologies and the selective development of decarbonization solutions for customers, allowing us to stay ahead of technological adoption trends. If successful, these technologies are expected to enable us to build capabilities that will allow us to reduce the emissions intensity from our existing assets, which will help enhance and preserve the value of our natural gas networks while also capitalizing on     lower-carbon investment opportunities that are underpinned by commercial models that meet our risk preferences.
TC Energy Fourth Quarter News Release 2024 | 17

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented     earnings (losses) (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

NGTL System	596	580	2,393	2,201
Canadian Mainline	211	211	787	789
Other Canadian pipelines[1]	44	243	208	345
Comparable EBITDA	851	1,034	3,388	3,335
Depreciation and amortization	(345)	(342)	(1,382)	(1,325)
Comparable EBIT	506	692	2,006	2,010
Specific items:
Gain on sale of non-core assets	—	—	10	—
Coastal GasLink impairment charge	—	—	—	(2,100)
Segmented earnings (losses)	506	692	2,016	(90)
1Includes results from Foothills, Ventures LP, Great Lakes Canada and our proportionate share of income related to investments in Trans Québec & Maritimes (TQM) and Coastal GasLink, as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
Canadian Natural Gas Pipelines segmented earnings decreased by $186 million for the three months ended December 31, 2024 compared to the same period in 2023.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA, but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Net income
NGTL System	190	198	775	770
Canadian Mainline	68	61	244	230
Average investment base
NGTL System			19,334	19,008
Canadian Mainline			3,697	3,709
Net income for the NGTL System decreased by $8 million for the three months ended December 31, 2024 compared to the same period in 2023 mainly due to incentive losses. The NGTL System was operating under the 2020-2024 Revenue Requirement Settlement which included an approved ROE of 10.1 per cent on 40 per cent deemed common equity. This settlement provided the NGTL System the opportunity to increase depreciation rates if tolls fall below specified levels and an incentive mechanism for certain operating costs where variances from projected amounts are shared with our customers. Refer to the Canadian Natural Gas Pipelines - Significant events section in the MD&A of our 2024 Annual report for additional information on the 2025-2029 NGTL Settlement.
18 | TC Energy Fourth Quarter News Release 2024

Net income for the Canadian Mainline increased by $7 million for the three months ended December 31, 2024 compared to the same period in 2023 mainly due to higher incentive earnings. The Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines decreased by $183 million for the three months ended December 31, 2024 compared to the same period in 2023 due to the net effect of:
•earnings from Coastal GasLink in 2023 related to the recognition of a $200 million incentive payment upon meeting certain milestones
•higher flow-through income taxes and depreciation on the NGTL System, partially offset by incentive losses.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2024 was largely consistent with the same period in 2023.
TC Energy Fourth Quarter News Release 2024 | 19

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented     earnings (losses) (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2024	2023	2024	2023

Columbia Gas[1]	424	417	1,600	1,530
ANR	178	177	642	650
Columbia Gulf[1]	57	51	235	208
Great Lakes	56	60	204	183
GTN	50	48	188	202
PNGTS[1,2]	—	27	66	104
Other U.S. pipelines[3]	94	120	359	371
Comparable EBITDA	859	900	3,294	3,248
Depreciation and amortization	(175)	(176)	(697)	(692)
Comparable EBIT	684	724	2,597	2,556
Foreign exchange impact	271	260	959	895
Comparable EBIT (Cdn$)	955	984	3,556	3,451
Specific items:
Gain on sale of PNGTS	—	—	572	—
Gain on sale of non-core assets	—	—	38	—
Risk management activities	(37)	(29)	(113)	80
Segmented earnings (losses) (Cdn$)	918	955	4,053	3,531
1Includes non-controlling interest. Refer to the Corporate section for additional information.
2The sale of Portland Natural Gas Transmission System (PNGTS) was completed on August 15, 2024. Refer to the U.S Natural Gas Pipelines – Significant events section in the MD&A of our 2024 Annual Report for additional information.
3Reflects comparable EBITDA from our ownership in our mineral rights business (CEVCO), North Baja, Gillis Access, Tuscarora, Bison, Crossroads and our share of equity income from Northern Border, Iroquois, Millennium and Hardy Storage, our U.S. natural gas marketing business, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.
U.S. Natural Gas Pipelines segmented earnings decreased by $37 million for the three months ended December 31, 2024 compared to the same period in 2023 and included unrealized gains and losses from changes in the fair value of derivatives related to our U.S. natural gas marketing business, which have been excluded from our calculation of comparable EBITDA and comparable EBIT.
A stronger U.S. dollar for the three months ended December 31, 2024 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. dollar-denominated operations. Refer to the Foreign exchange section for additional information.
Earnings from our U.S. Natural Gas Pipelines operations are generally affected by contracted volume levels, volumes delivered and the rates charged, as well as by the cost of providing services. Columbia Gas and ANR results are also affected by the contracting and pricing of their natural gas storage capacity and incidental commodity sales. Natural gas pipeline and storage volumes and revenues are generally higher in the winter months because of the seasonal nature of the business.

20 | TC Energy Fourth Quarter News Release 2024

Comparable EBITDA for U.S. Natural Gas Pipelines decreased by US$41 million for the three months ended December 31, 2024 compared to the same period in 2023 and was primarily due to the net effect of:
•decreased earnings as a result of the sale of our 61.7 per cent equity interest in PNGTS, which was completed on         August 15, 2024
•lower realized earnings related to our U.S. natural gas marketing business, primarily due to lower margins
•lower equity earnings from Iroquois
•decreased earnings due to higher operational costs, reflective of increased system utilization across our footprint
•incremental earnings from growth and modernization projects placed in service, as well as increased earnings from additional contract sales on ANR.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2024 was largely consistent with the same period in 2023.
TC Energy Fourth Quarter News Release 2024 | 21

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented     earnings (losses) (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2024	2023	2024	2023

TGNH[1,2]	45	61	231	232
Sur de Texas[3]	56	25	220	75
Topolobampo	38	38	156	157
Guadalajara	12	12	56	61
Mazatlán	16	17	67	71
Comparable EBITDA	167	153	730	596
Depreciation and amortization	(16)	(16)	(67)	(66)
Comparable EBIT	151	137	663	530
Foreign exchange impact	60	49	244	186
Comparable EBIT (Cdn$)	211	186	907	716
Specific item:
Expected credit loss provision on net investment in leases and certain contract assets in Mexico[2]	3	(36)	22	80
Segmented earnings (losses) (Cdn$)	214	150	929	796
1Includes the operating sections of the Tamazunchale, Villa de Reyes and Tula pipelines.
2Includes non-controlling interest. Refer to the Corporate section for additional information.
3Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines segmented earnings increased by $64 million for the three months ended December 31, 2024 compared to the same period in 2023 and included an unrealized recovery of $3 million (2023 – unrealized loss of $36 million), on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, which has been excluded from our calculation of comparable EBITDA and comparable EBIT. Refer to the Consolidated financial statements of our 2024 Annual Report for additional information.
A stronger U.S. dollar for the three months ended December 31, 2024 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. dollar-denominated operations in Mexico. Refer to the Foreign exchange section for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$14 million for the three months ended December 31, 2024 compared to the same period in 2023 due to the net effect of:
•higher equity earnings in Sur de Texas primarily due to the foreign exchange impacts upon the revaluation of         peso-denominated liabilities as a result of a weaker Mexican peso and lower income tax expense mainly due to foreign exchange impacts. We use foreign exchange derivatives to manage this exposure, the impact of which is recognized in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Foreign exchange section for additional information
•lower earnings in TGNH primarily related to higher operating costs from integrity activities performed in fourth quarter 2024.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three months ended December 31, 2024 compared to the same period in 2023.
22 | TC Energy Fourth Quarter News Release 2024

Power and Energy Solutions
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Bruce Power[1]	277	168	890	680
Canadian Power	54	78	273	334
Natural Gas Storage and other[2]	10	20	51	6
Comparable EBITDA	341	266	1,214	1,020
Depreciation and amortization	(26)	(26)	(101)	(92)
Comparable EBIT	315	240	1,113	928
Specific items:
Project Tundra impairment charge	(36)	—	(36)	—
Bruce Power unrealized fair value adjustments	2	7	8	7
Risk management activities	(5)	16	17	69
Segmented earnings (losses)	276	263	1,102	1,004
1Represents our share of equity income from Bruce Power.
2Includes non-controlling interest in the Texas Wind Farms, which is comprised of Class A Membership Interests. Refer to the Corporate section for additional information.
Power and Energy Solutions segmented earnings increased by $13 million for the three months ended December 31, 2024 compared to the same period in 2023 and included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax impairment charge of $36 million related to development costs incurred on Project Tundra, a next-generation technology carbon capture and storage project, following our decision to end our collaboration on the project
•our proportionate share of Bruce Power's unrealized gains and losses on funds invested for post-retirement benefits and risk management activities
•unrealized gains and losses from changes in the fair value of derivatives used to reduce commodity exposures.
Comparable EBITDA for Power and Energy Solutions increased by $75 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to the net effect of:
•improved contributions from Bruce Power primarily due to increased generation, a higher contract price and lower outage costs, partially offset by increased operating and depreciation costs. Refer to the Bruce Power section for additional information
•decreased Canadian Power financial results primarily from lower realized power prices, net of lower natural gas fuel costs.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three months ended December 31, 2024 compared to the same period in 2023.
TC Energy Fourth Quarter News Release 2024 | 23

BRUCE POWER
Bruce Power results reflect our proportionate share. Comparable EBITDA and comparable EBIT are non-GAAP measures. Refer to page 6 for more information on non-GAAP measures we use. The following is our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2024	2023	2024	2023

Items included in comparable EBITDA and comparable EBIT are comprised of:
Revenues[1]	622	488	2,242	1,941
Operating expenses	(254)	(231)	(984)	(917)
Depreciation and other	(91)	(89)	(368)	(344)
Comparable EBITDA and comparable EBIT[2]	277	168	890	680
Bruce Power – other information
Plant availability[3,4]	99%	85%	92%	92%
Planned outage days[4]	—	78	160	106
Unplanned outage days	3	15	32	62
Sales volumes (GWh)[5]	6,057	5,147	22,209	20,447
Realized power price per MWh[6]	$102	$93	$100	$94
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO, if applicable.
2Represents our 48.3 per cent ownership interest and internal costs supporting our investment in Bruce Power. Excludes unrealized gains and losses on funds invested for post-retirement benefits and risk management activities.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes MCR outage days.
5Sales volumes include deemed generation, if applicable.
6Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
On January 31, 2025 Unit 4 was removed from service to commence its MCR program, with a return to service expected in 2028.
24 | TC Energy Fourth Quarter News Release 2024

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024	2023[1]

Comparable EBITDA	(7)	(18)	(63)	(73)
Depreciation and amortization	—	(1)	(5)	(6)
Comparable EBIT	(7)	(19)	(68)	(79)
Specific items:
Third-party settlement	—	—	(34)	—
Focus Project costs	(9)	(15)	(24)	(65)
NGTL System ownership transfer costs	—	—	(10)	—
Segmented earnings (losses)	(16)	(34)	(136)	(144)
1Prior year results have been recast to reflect continuing operations only.
Corporate segmented losses decreased by $18 million for the three months ended December 31, 2024 compared to the same period in 2023. Corporate segmented losses included a pre-tax charge of $9 million for the three months ended December 31, 2024 (2023 – $15 million) related to Focus Project costs, which has been excluded from our calculation of comparable EBITDA and comparable EBIT.
Comparable EBITDA for Corporate was a loss of $7 million for the three months ended December 31, 2024 compared to a loss of $18 million for the same period in 2023 primarily due to shared costs in 2023 related to TC Energy's corporate services and governance functions that were not allocated to discontinued operations in accordance with U.S. GAAP. Refer to the Discontinued operations section for additional information.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2024 was largely consistent with the same period in 2023.
TC Energy Fourth Quarter News Release 2024 | 25

INTEREST EXPENSE

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024	2023[1]

Interest expense on long-term debt and junior subordinated notes
Canadian dollar-denominated	(200)	(227)	(856)	(895)
U.S. dollar-denominated	(440)	(473)	(1,855)	(1,692)
Foreign exchange impact	(175)	(171)	(685)	(592)
	(815)	(871)	(3,396)	(3,179)
Other interest and amortization expense	(12)	(31)	(147)	(261)
Capitalized interest	(9)	62	191	187
Interest expense allocated to discontinued operations	—	63	176	287
Interest expense included in comparable earnings	(836)	(777)	(3,176)	(2,966)
Specific items:
Net gain on debt extinguishment	228	—	228	—
Risk management activities	(71)	—	(71)	—
Interest expense	(679)	(777)	(3,019)	(2,966)
1Prior year results have been recast to reflect continuing operations only.
Interest expense decreased by $98 million for the three months ended December 31, 2024 compared to the same period in 2023 and included the following specific items, which have been excluded from our calculation of Interest expense included in comparable earnings:
•pre-tax net gain on debt extinguishment of $228 million was recorded related to the purchase and cancellation of certain senior unsecured notes and medium term notes and the retirement of outstanding callable notes in October 2024. Refer to the Financial condition section in the MD&A of our 2024 Annual Report for additional information
•unrealized gains and losses on derivatives used to manage our interest rate risk.
Interest expense included in comparable earnings increased by $59 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to the net effect of:
•lower capitalized interest, largely due to projects placed in service in 2024
•interest expense allocated to discontinued operations in 2023. Refer to the Discontinued operations section for additional information
•long-term debt repayments, net of issuances
•lower interest rates on increased levels of short-term borrowing
•realized gains from risk management activities used to manage our interest rate risk.

26 | TC Energy Fourth Quarter News Release 2024

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Canadian dollar-denominated	9	21	34	102
U.S. dollar-denominated	159	81	546	350
Foreign exchange impact	65	30	204	123
Allowance for funds used during construction	233	132	784	575
AFUDC increased by $101 million for the three months ended December 31, 2024 compared to the same period in 2023. The decrease in Canadian dollar-denominated AFUDC is primarily related to NGTL System expansion projects placed in service during 2023. The increase in U.S. dollar-denominated AFUDC is mainly the result of capital expenditures on the Southeast Gateway pipeline project and U.S. natural gas pipeline projects for the three months ended December 31, 2024.
FOREIGN EXCHANGE GAINS (LOSSES), NET

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Foreign exchange gains (losses), net included in comparable earnings	(44)	40	(85)	118
Specific items:
Foreign exchange gains (losses), net – intercompany loan[1]	163	(55)	204	(44)
Risk management activities	(188)	104	(266)	246
Foreign exchange gains (losses), net	(69)	89	(147)	320
1     Includes non-controlling interest. Refer to Net (income) loss attributable to non-controlling interests for additional information.
Foreign exchange losses, net were $69 million for the three months ended December 31, 2024 compared to foreign exchange gains, net of $89 million in the same period in 2023. The following specific items have been removed from our calculation of Foreign exchange gains (losses), net included in comparable earnings:
•unrealized foreign exchange gains and losses on the peso-denominated intercompany loan between TCPL and TGNH
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk.
Foreign exchange losses, net included in comparable earnings were $44 million for the three months ended December 31, 2024 compared to foreign exchange gains, net of $40 million in the same period in 2023. The changes were primarily due to the net effect of:
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to U.S. dollar‑denominated income
•foreign exchange gains in 2024 compared to foreign exchange losses in 2023 on the revaluation of our peso-denominated net monetary liabilities to U.S. dollars.
INTEREST INCOME AND OTHER

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024	2023[1]

Interest income and other	120	119	324	272
1Prior year results have been recast to reflect continuing operations only.
Interest income and other was consistent for the three months ended December 31, 2024 compared to the same period in 2023.
TC Energy Fourth Quarter News Release 2024 | 27

INCOME TAX (EXPENSE) RECOVERY

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024	2023[1]

Income tax (expense) recovery included in comparable earnings	(168)	(253)	(772)	(890)
Specific items:
Gain on sale of PNGTS	—	—	(116)	—
Revaluation of deferred tax balances	(96)	—	(96)	—
Net gain on debt extinguishment	(50)	—	(50)	—
Foreign exchange gains (losses), net - intercompany loan	10	—	10	—
Gain on sale of non-core assets	—	—	15	—
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	(1)	11	(7)	(25)
Third-party settlement	—	—	8	—
Project Tundra impairment charge	9	—	9	—
Focus Project costs	2	6	6	17
NGTL System ownership transfer costs	—	—	(32)	—
Coastal GasLink impairment charge	—	74	—	157
Bruce Power unrealized fair value adjustments	(1)	(2)	(2)	(2)
Risk management activities	72	(24)	105	(99)
Income tax (expense) recovery	(223)	(188)	(922)	(842)
1Prior year results have been recast to reflect continuing operations only.
Income tax expense increased by $35 million for the three months ended December 31, 2024 compared to the same period in 2023.
In addition to the income tax impacts on other specific items referenced elsewhere in this news release, Income tax (expense) recovery also includes the following specific items, which have been removed from our calculation of Income tax (expense) recovery included in comparable earnings:
•a deferred income tax expense of $96 million in fourth quarter 2024 from the revaluation of remaining deferred tax balances following the Spinoff Transaction
•a $74 million income tax recovery in fourth quarter 2023 related to a revised assessment of the valuation allowance and non-taxable capital losses on our equity investment in Coastal GasLink LP.
Income tax expense included in comparable earnings decreased by $85 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to lower earnings subject to income tax and Mexico foreign exchange exposure, partially offset by lower foreign income tax rate differentials and higher flow-through income taxes.

28 | TC Energy Fourth Quarter News Release 2024

NET (INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

	Non-Controlling Interests Ownership at December 31, 2024	three months ended December 31		year ended December 31
(millions of $)		2024	2023	2024	2023

Columbia Gas and Columbia Gulf[1]	40%	(155)	(143)	(571)	(143)
PNGTS[2]	—	—	(10)	(30)	(41)
Texas Wind Farms[3]	100%	9	25	29	38
TGNH[4]	13.01%	(17)	—	(48)	—
Net (income) loss attributable to non-controlling interests included in comparable earnings		(163)	(128)	(620)	(146)
Specific item:
Foreign exchange (gains) losses, net – intercompany loan		(20)	—	(61)	—
Net (income) loss attributable to non-controlling interests		(183)	(128)	(681)	(146)
1    On October 4, 2023, we completed the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to Global Infrastructure Partners.
2    The sale of PNGTS was completed on August 15, 2024. Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2024 Annual Report for additional information.
3    Tax equity investors own 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated. We own 100 per cent of the Class B Membership Interests.
4    In second quarter 2024, the CFE became a partner in TGNH with a 13.01 per cent equity interest in TGNH. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2024 Annual Report for additional information.
Net income attributable to non-controlling interests increased by $55 million for the three months ended December 31, 2024 compared to the same period in 2023 and includes the non-controlling interest portion of the unrealized foreign exchange gains and losses on the TGNH peso-denominated intercompany loan payable to TCPL, which has been removed from our calculation of Net (income) loss attributable to non-controlling interests included in comparable earnings.
Net income attributable to non-controlling interests included in comparable earnings increased by $35 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to the sale of a 13.01 per cent non-controlling equity interest in TGNH to the CFE, which was completed in second quarter 2024, lower taxable earnings from the Texas Wind Farms and a stronger U.S. dollar on translation of U.S. dollar-denominated net income attributable to non-controlling interests, partially offset by the sale of PNGTS which was completed in third quarter 2024.
PREFERRED SHARE DIVIDENDS

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Preferred share dividends	(28)	(24)	(104)	(93)
Preferred share dividends increased by $4 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to the dividend rate resets on Series 7 preferred shares and Series 9 preferred shares on     April 30, 2024 and October 30, 2024, respectively.
TC Energy Fourth Quarter News Release 2024 | 29

Foreign exchange
FOREIGN EXCHANGE RELATED TO U.S. DOLLAR-DENOMINATED OPERATIONS
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. A portion of the remaining exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. The net impact of the U.S. dollar movements on comparable earnings during the three months ended December 31, 2024 after considering natural offsets and economic hedges was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, including our U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines operations. Comparable EBITDA is a non-GAAP measure.
PRE-TAX U.S. DOLLAR-DENOMINATED INCOME AND EXPENSE ITEMS - FROM CONTINUING OPERATIONS

	three months ended December 31		year ended December 31
(millions of US$)	2024	2023[1]	2024	2023[1]

Comparable EBITDA
U.S. Natural Gas Pipelines	859	900	3,294	3,248
Mexico Natural Gas Pipelines	167	153	730	596
	1,026	1,053	4,024	3,844
Depreciation and amortization	(191)	(192)	(764)	(758)
Interest expense on long-term debt and junior subordinated notes	(440)	(473)	(1,855)	(1,692)
Interest expense allocated to discontinued operations	—	47	125	189
Allowance for funds used during construction	159	81	546	350
Net (income) loss attributable to non-controlling interests included in comparable earnings and other	(125)	(92)	(481)	(156)
	429	424	1,595	1,777
Average exchange rate – U.S. to Canadian dollars	1.40	1.36	1.37	1.35
1    Prior year results have been recast to reflect continuing operations only.

30 | TC Energy Fourth Quarter News Release 2024

FOREIGN EXCHANGE RELATED TO MEXICO NATURAL GAS PIPELINES
Changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings as a portion of our Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while our financial results are denominated in U.S. dollars for our Mexico operations. These peso-denominated balances are revalued to U.S. dollars, creating foreign exchange gains and losses that are included in Income (loss) from equity investments, Foreign exchange (gains) losses, net and Net income (loss) attributable to non-controlling interests in the Condensed consolidated statement of income.
In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar‑denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income from equity investments and Income tax expense. This exposure increases as our U.S. dollar‑denominated net monetary liabilities grow.
The above exposures are managed using foreign exchange derivatives, although some unhedged exposure remains. The impacts of the foreign exchange derivatives are recorded in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Other information – Financial risks and Financial instruments sections in the MD&A of our 2024 Annual Report for additional information.
The period end exchange rates for one U.S. dollar to Mexican pesos were as follows:

December 31, 2024	20.87
December 31, 2023	16.91
December 31, 2022	19.50
A summary of the impacts of transactional foreign exchange gains and losses from changes in the value of the Mexican peso against the U.S. dollar and associated derivatives is set out in the table below:

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Comparable EBITDA - Mexico Natural Gas Pipelines[1]	30	(16)	115	(83)
Foreign exchange gains (losses), net included in comparable earnings	(21)	64	(53)	224
Income tax (expense) recovery included in comparable earnings	27	(38)	110	(133)
Net (income) loss attributable to non-controlling interests included in comparable earnings[2]	(3)	—	(11)	—
	33	10	161	8
1Includes the foreign exchange impacts from the Sur de Texas joint venture recorded in Income (loss) from equity investments in the Condensed consolidated statement of income.
2    Represents the non-controlling interest portion related to TGNH. Refer to the Corporate section for additional information.
TC Energy Fourth Quarter News Release 2024 | 31

CASH PROVIDED BY OPERATING ACTIVITIES1,2

	three months ended December 31		year ended December 31
(millions of $)	2024	2023	2024	2023

Net cash provided by operations	2,084	1,860	7,696	7,268
Increase (decrease) in operating working capital	(512)	(222)	(199)	(207)
Funds generated from operations	1,572	1,638	7,497	7,061
Specific items:
Liquids Pipelines business separation costs, net of current income tax	85	25	185	40
Current income tax (recovery) expense on sale of PNGTS and non-core assets	—	—	148	—
Third-party settlement, net of current income tax	—	—	26	—
Focus Project costs, net of current income tax	8	12	21	54
NGTL System ownership transfer costs	—	—	10	—
Current income tax (recovery) expense on risk management activities	—	—	9	—
Current income tax (recovery) expense on Keystone XL asset impairment charge and other	—	(14)	(3)	(14)
Current income tax (recovery) expense on Keystone regulatory decisions	—	5	(3)	53
Current income tax expense on disposition of equity interest[3]	—	736	—	736
Milepost 14 insurance expense	—	—	—	36
Keystone XL preservation and other, net of current income tax	—	3	—	14
Comparable funds generated from operations	1,665	2,405	7,890	7,980
1    Includes continuing and discontinued operations.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section for additional information.
3    Current income tax expense related to applying an approximate 24 per cent tax rate to the tax gain on sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf. This is offset by a corresponding deferred tax recovery resulting in no net impact to tax expense.
Net cash provided by operations
Net cash provided by operations increased by $224 million for the three months ended December 31, 2024 compared to the same period in 2023 primarily due to timing of working capital changes, partially offset by lower funds generated from operations.
Comparable funds generated from operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes, as well as the cash impact of our specific items.
Comparable funds generated from operations decreased by $740 million for the three months ended December 31, 2024 compared to the same period in 2023, primarily due to lower comparable earnings.
32 | TC Energy Fourth Quarter News Release 2024

Discontinued operations
On July 27, 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the Spinoff Transaction. TC Energy shareholders voted to approve the spinoff in June 2024 and, on October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into the new public company, South Bow Corporation. TC Energy shareholders as of September 25, 2024 received one new TC Energy common share and 0.2 of a South Bow common share in exchange for each TC Energy common share held. TC Energy common shares resumed regular way trading on the TSX and NYSE on October 2, 2024. South Bow's common shares commenced regular way trading on the TSX on October 2, 2024 and on the NYSE on October 8, 2024, under the ticker symbol SOBO. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2024 Annual Report for additional information.
Agreements
TC Energy and South Bow have executed a series of agreements to outline the parameters and guidelines that govern their ongoing relationship and to specify the separation of assets and liabilities between the two corporations. A Transition Services Agreement has been established, the primary purpose of which is to specify certain services that TC Energy will provide to South Bow, for compensation, for a period of up to two years. These services primarily include access to and support of systems that South Bow will continue to use until it has fully implemented new systems to support its business processes and warehouse management services.
As part of the Spinoff Transaction, a Tax Matters Agreement was executed to govern TC Energy and South Bow's tax rights and obligations after the Spinoff Transaction. The agreement imposes certain restrictions on both TC Energy and South Bow in order to preserve the tax-free status of the spinoff and allocates tax liabilities in the event the Spinoff Transaction is not     tax-free.
TC Energy and South Bow entered into a Separation Agreement setting forth the terms of the separation of the Liquids Pipelines business from the business of TC Energy, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow. The Separation Agreement provides, among other things, that TC Energy will indemnify South Bow for 86 per cent of total net liabilities and costs arising from the Milepost 14 incident that occurred on the Keystone Pipeline System in December 2022 and the existing variable toll disputes on the Keystone Pipeline System (excluding any future impacts to the variable toll after October 1, 2024) subject to a maximum liability to South Bow of     $30 million, in aggregate, for those two matters. Due to the inherent uncertainties of the final amounts to be settled under these indemnities, any amounts that may ultimately be payable in respect of these net liabilities to South Bow could differ materially from those reported at December 31, 2024.
Milepost 14 Incident
In December 2022, a pipeline incident occurred in Washington County, Kansas on the Keystone Pipeline System, releasing 12,937 barrels of crude oil. In June 2023, we completed the recovery of all released volumes and in October 2023, we returned Mill Creek to its natural flowing state. South Bow will maintain the commitment for long-term reclamation and environmental monitoring activities.
At December 31, 2023, we accrued a life-to-date environmental liability for the Milepost 14 incident of $794 million, before expected insurance recoveries and not including potential fines and penalties, which were indeterminable. Prior to the Spinoff Transaction, for the nine months ended September 30, 2024, amounts paid for the environmental remediation liability were $92 million (twelve months ended December 31, 2023 – $676 million). For the year ended December 31, 2024, we received $99 million (2023 – $575 million) from insurance policies related to the costs for environmental remediation.
We received insurance proceeds of $36 million related to the Milepost 14 incident that were collected from our wholly-owned captive insurance subsidiary and resulted in an impact to net income in the consolidated financial results of TC Energy. This amount has been excluded from comparable measures from discontinued operations. As part of the Separation Agreement, all future insurance recoveries will remain with TC Energy.
TC Energy Fourth Quarter News Release 2024 | 33

In fourth quarter 2024, we recorded a pre-tax expense of $37 million for our current estimate of potential incremental costs related to the Milepost 14 incident, which has been excluded from comparable measures from discontinued operations. This amount represents our 86 per cent share pursuant to the indemnity provisions in the Separation Agreement.
CER and FERC Proceedings
In 2019 and 2020, three Keystone customers initiated complaints before FERC and the CER regarding certain costs within the variable toll calculation. In December 2022, the CER issued a decision in respect of the complaint that resulted in an adjustment to previously charged tolls of $38 million, of which $27 million pertained to amounts reflected in 2021 and 2020 and was excluded from comparable measures from discontinued operations. The CER has established a proceeding to consider Keystone’s compliance filing required by the decision regarding the allocation of costs for drag reducing agent in the variable toll.
On July 25, 2024, FERC released its Order on Initial Decision in respect of the complaint. For the year ended December 31, 2024, we recognized an additional pre-tax charge of $12 million (2023 – $67 million including carrying charges) with respect to the decision, which has been excluded from comparable measures from discontinued operations. On October 8, 2024, South Bow submitted a compliance filing, which is subject to final FERC approval.
Subsequent rulings from both the CER and FERC, if any, will be subject to the indemnity provisions as outlined in the Separation Agreement.
Separation Costs
Liquids Pipelines business separation costs primarily include internal costs related to separation activities, legal, income tax, audit and other consulting fees, insurance provisions and net financial charges related to debt issued and held in escrow. For the years ended December 31, 2024 and 2023, Liquids Pipelines business separation costs of $197 million ($167 million after tax) and $40 million ($34 million after tax), respectively, were included in Net income (loss) from discontinued operations, net of tax in the Condensed consolidated statement of income and have been excluded from our calculation of comparable measures from discontinued operations.
Pensions
As part of the Spinoff Transaction, certain TC Energy employees became employees of South Bow. Prior to the Spinoff Transaction, these employees in Canada and the U.S. participated in DB Plans, DC Plans and savings plans, as applicable. Effective October 1, 2024, the benefit obligations under the DB Plans in respect of the employees moving from TC Energy to South Bow were transferred to South Bow. An asset transfer application related to the Canadian DB Plan will be prepared in early 2025 outlining the proposed transfer of assets from TC Energy to South Bow. The Canadian DB Plan's assets to be transferred to South Bow are subject to regulatory approval and will be transferred when approval is received. As at December 31, 2024, these assets remain in the TC Energy DB Plan trust and have been reflected as Long-term assets of discontinued operations and a corresponding obligation to South Bow has been reflected as Long-term liabilities of discontinued operations on the Condensed consolidated balance sheet. The assets related to the U.S. DB Plan were fully transferred to South Bow as at December 31, 2024.
South Bow Debt
On August 28, 2024, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC, which were wholly-owned subsidiaries of TC Energy at the time, completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes. Approximately $6.2 billion Canadian-dollar equivalent of the net proceeds was placed in escrow pending the completion of the Spinoff Transaction on October 1, 2024 and US$1.3 billion of senior unsecured notes were used to repay a TCPL term loan. Upon completion of the Spinoff Transaction, the escrowed funds were released to South Bow and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries. Liquids Pipelines business separation costs also included interest expense of $42 million and interest income of $28 million related to senior unsecured notes and junior subordinated notes issued on August 28, 2024 and held in escrow, which have been excluded from our calculation of comparable measures from discontinued operations.
34 | TC Energy Fourth Quarter News Release 2024

Presentation of Discontinued Operations
Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as a discontinued operation. Our presentation of discontinued operations includes revenues and expenses directly attributable to the Liquids Pipelines business. As such, the results of discontinued operations excludes shared costs related to TC Energy’s corporate services and governance functions that had provided support, and whose costs had been historically allocated, to the Liquids Pipelines segment. Depreciation expense related to Corporate shared assets has also been excluded from the results of discontinued operations. We have elected to allocate a portion of the interest expense incurred at the corporate level to discontinued operations. In 2024, discontinued operations represented nine months of Liquids Pipelines earnings compared to a full year of Liquids Pipelines earnings in 2023. Prior year amounts have been recast to present the Liquids Pipelines business as a discontinued operation.
TC Energy Fourth Quarter News Release 2024 | 35

RESULTS FROM DISCONTINUED OPERATIONS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024[2]	2023[1]

Segmented earnings (losses) from discontinued operations	(109)	301	716	1,039
Interest expense	—	(68)	(218)	(297)
Interest income and other	(10)	2	21	(30)
Income (loss) from discontinued operations before income taxes	(119)	235	519	712
Income tax (expense) recovery	21	(21)	(124)	(100)
Net income (loss) from discontinued operations, net of tax	(98)	214	395	612
Net income (loss) per common share from discontinued operations - basic	($0.09)	$0.21	$0.38	$0.60
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023.
Net income (loss) from discontinued operations, net of tax was a net loss of $98 million or loss of $0.09 per share for the three months ended December 31, 2024 compared to net income of $214 million or $0.21 per share for the same period in 2023. The decrease reflects the completion of the Spinoff Transaction on October 1, 2024.
NON-GAAP MEASURES
This news release references non-GAAP measures, which are described on page 6. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
The following specific items were recognized in Net income (loss) from discontinued operations, net of tax and were excluded from comparable earnings from discontinued operations:
Fourth quarter 2024 results
•a pre-tax charge of $85 million (after-tax $72 million) from Liquids Pipelines business separation costs related to the Spinoff Transaction, of which $75 million was recognized in segmented earnings (losses) and $10 million in interest income
•a pre-tax expense of $37 million (after-tax $28 million) related to our current estimate of potential incremental costs resulting from the Milepost 14 incident. This amount represents our 86 per cent share pursuant to the indemnity provisions in the Separation Agreement
•a pre-tax recovery of $3 million (after-tax $2 million) as a result of the FERC Administrative Law Judge decision on Keystone in respect of a tolling-related complaint pertaining to amounts recognized in prior periods.
Fourth quarter 2023 results
•a pre-tax charge of $25 million (after-tax $23 million) from Liquids Pipelines business separation costs related to the Spinoff Transaction
•pre-tax preservation and other costs of $5 million (after-tax $4 million) related to the preservation and storage of the Keystone XL pipeline project assets
•pre-tax carrying charges of $5 million (after-tax $4 million) as a result of a charge related to the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized in prior periods
•a pre-tax recovery of $4 million (after-tax $18 million) related to the net impact of a U.S. minimum tax recovery on the 2021 Keystone XL asset impairment charge and other and a gain on the sale of Keystone XL project assets, offset partially by adjustments to the estimate for contractual and legal obligations related to termination activities.
36 | TC Energy Fourth Quarter News Release 2024

RECONCILIATION OF NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX TO COMPARABLE EARNINGS FROM DISCONTINUED OPERATIONS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024[2]	2023[1]

Net income (loss) from discontinued operations, net of tax	(98)	214	395	612
Specific items (pre tax):
Liquids Pipelines business separation costs	85	25	197	40
Milepost 14 incremental costs	37	—	37	—
Keystone XL asset impairment charge and other	—	(4)	21	(4)
Keystone regulatory decisions	(3)	5	12	67
Milepost 14 insurance expense	—	—	—	36
Keystone XL preservation and other	—	5	—	18
Risk management activities	—	(20)	(67)	34
Taxes on specific items[3]	(21)	(14)	(30)	(47)
Comparable earnings from discontinued operations	—	211	565	756
Net income (loss) per common share from discontinued operations	($0.09)	$0.21	$0.38	$0.60
Specific items (net of tax)	0.09	(0.01)	0.16	0.14
Comparable earnings per common share from discontinued operations	—	$0.20	$0.54	$0.74
1Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023.
3Refer to page 39 for additional information.
COMPARABLE EBITDA TO COMPARABLE EARNINGS - FROM DISCONTINUED OPERATIONS
Comparable EBITDA from discontinued operations represents segmented earnings (losses) from discontinued operations adjusted for the specific items described above and excludes charges for depreciation and amortization.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2024	2023[1]	2024[2]	2023[1]

Comparable EBITDA from discontinued operations	—	392	1,145	1,516
Depreciation and amortization	—	(85)	(253)	(332)
Interest expense included in comparable earnings[3]	—	(63)	(176)	(287)
Interest income and other included in comparable earnings[4]	—	2	3	6
Income tax (expense) recovery included in comparable earnings[5]	—	(35)	(154)	(147)
Comparable earnings from discontinued operations	—	211	565	756
Comparable earnings per common share from discontinued operations	—	$0.20	$0.54	$0.74
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023.
3Excludes pre-tax carrying charges of $5 million for the three months ended December 31, 2023 as a result of a charge related to the FERC Administrative Law Judge decision on Keystone in respect of a tolling-related complaint pertaining to amounts recognized in prior periods.
4Excludes pre-tax Liquids Pipelines business separation costs of $10 million related to insurance provisions for the three months ended December 31, 2024.
5Excludes the impact of income taxes related to the specific items mentioned above as well as a $14 million U.S. minimum tax recovery in fourth quarter 2023 on the Keystone XL asset impairment charge and other related to the termination of the Keystone XL pipeline project.

TC Energy Fourth Quarter News Release 2024 | 37

Comparable EBITDA and comparable earnings from discontinued operations
Comparable EBITDA and comparable earnings from discontinued operations were nil for three months ended December 31, 2024 compared to comparable EBITDA of $392 million and comparable earnings of $211 million or         $0.20 per common share for the same period in 2023. The decrease reflects the completion of the Spinoff Transaction on October 1, 2024.
FINANCIAL RESULTS
The following is a reconciliation of comparable EBITDA from discontinued operations and comparable EBIT from discontinued operations (our non-GAAP measures) to segmented earnings (losses) from discontinued operations (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024[2]	2023[1]

Keystone Pipeline System	—	374	1,098	1,453
Intra-Alberta pipelines[3]	—	17	52	70
Other	—	1	(5)	(7)
Comparable EBITDA from discontinued operations	—	392	1,145	1,516
Depreciation and amortization	—	(85)	(253)	(332)
Comparable EBIT from discontinued operations	—	307	892	1,184
Specific items (pre tax):
Liquids Pipelines business separation costs	(75)	(25)	(173)	(40)
Milepost 14 incremental costs	(37)	—	(37)	—
Keystone XL asset impairment charge and other	—	4	(21)	4
Keystone regulatory decisions	3	—	(12)	(57)
Keystone XL preservation and other	—	(5)	—	(18)
Risk management activities	—	20	67	(34)
Segmented earnings (losses) from discontinued operations	(109)	301	716	1,039
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023.
3    Intra-Alberta pipelines includes Grand Rapids and White Spruce.
Segmented earnings (losses) from discontinued operations was a net loss of $109 million for three months ended December 31, 2024 compared to net earnings of $301 million for the same period in 2023 and included the specific items in the table above, which have been excluded from our calculation of comparable EBITDA and comparable EBIT from discontinued operations. Refer to page 36 for additional information.
38 | TC Energy Fourth Quarter News Release 2024

Other Income Statement Items
INTEREST EXPENSE

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024[2]	2023[1]

Interest expense included in comparable earnings from discontinued operations	—	(63)	(176)	(287)
Specific items:
Liquids Pipelines business separation costs	—	—	(42)	—
Keystone regulatory decisions	—	(5)	—	(10)
Interest expense from discontinued operations[3]	—	(68)	(218)	(297)
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines allocated interest expense in 2024 compared to a full year of Liquids Pipelines allocated interest expense in 2023.
3    We have elected to allocate a portion of the interest expense incurred at the corporate level to discontinued operations. Refer to page 35 for additional information.
INTEREST INCOME AND OTHER

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024[2]	2023[1]

Interest income and other included in comparable earnings from discontinued operations	—	2	3	6
Specific items:
Liquids Pipelines business separation costs	(10)	—	18	—
Milepost 14 insurance expense	—	—	—	(36)
Interest income and other from discontinued operations	(10)	2	21	(30)
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023.
INCOME TAX (EXPENSE) RECOVERY

	three months ended December 31		year ended December 31
(millions of $)	2024	2023[1]	2024[2]	2023[1]

Income tax (expense) recovery included in comparable earnings from discontinued operations	—	(35)	(154)	(147)
Specific items:
Liquids Pipelines business separation costs	13	2	30	6
Milepost 14 incremental costs	9	—	9	—
Keystone XL asset impairment charge and other	—	14	5	14
Keystone regulatory decisions	(1)	1	2	15
Keystone XL preservation and other	—	1	—	4
Risk management activities	—	(4)	(16)	8
Income tax (expense) recovery from discontinued operations	21	(21)	(124)	(100)
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023.
TC Energy Fourth Quarter News Release 2024 | 39

Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2024	2023	2024	2023

Revenues
Canadian Natural Gas Pipelines	1,404	1,344	5,600	5,173
U.S. Natural Gas Pipelines	1,696	1,671	6,339	6,229
Mexico Natural Gas Pipelines	221	221	870	846
Power and Energy Solutions	248	268	954	1,019
Corporate	8	—	8	—
	3,577	3,504	13,771	13,267
Income (Loss) from Equity Investments	450	503	1,558	1,310
Impairment of Equity Investment	—	—	—	(2,100)
Operating and Other Expenses
Plant operating costs and other	1,201	1,108	4,413	4,073
Commodity purchases resold	82	38	217	80
Property taxes	207	203	820	781
Depreciation and amortization	639	632	2,535	2,446
	2,129	1,981	7,985	7,380
Net Gain (Loss) on Sale of Assets	—	—	620	—
Financial Charges
Interest expense	679	777	3,019	2,966
Allowance for funds used during construction	(233)	(132)	(784)	(575)
Foreign exchange (gains) losses, net	69	(89)	147	(320)
Interest income and other	(120)	(119)	(324)	(272)
	395	437	2,058	1,799
Income (Loss) from Continuing Operations before Income Taxes	1,503	1,589	5,906	3,298
Income Tax Expense (Recovery) from Continuing Operations
Current	176	801	495	864
Deferred	47	(613)	427	(22)
	223	188	922	842
Net Income (Loss) from Continuing Operations	1,280	1,401	4,984	2,456
Net income (loss) from Discontinued Operations, Net of Tax	(98)	214	395	612
Net Income (Loss)	1,182	1,615	5,379	3,068
Net income (loss) attributable to non-controlling interests	183	128	681	146
Net Income (Loss) Attributable to Controlling Interests	999	1,487	4,698	2,922
Preferred share dividends	28	24	104	93
Net Income (Loss) Attributable to Common Shares	971	1,463	4,594	2,829

Amounts Attributable to Common Shares
Net income (loss) from continuing operations	1,280	1,401	4,984	2,456
Net income (loss) attributable to non-controlling interests	183	128	681	146
Net income (loss) attributable to controlling interest from continuing operations	1,097	1,273	4,303	2,310
Preferred share dividends	28	24	104	93
Net income (loss) attributable to common shares from continuing operations	1,069	1,249	4,199	2,217
Net income (loss) from discontinued operations, net of tax	(98)	214	395	612
Net Income (Loss) Attributable to Common Shares	971	1,463	4,594	2,829

Net Income (Loss) per Common Share - Basic and Diluted
Continuing operations	$1.03	$1.20	$4.05	$2.15
Discontinued operations	($0.09)	$0.21	$0.38	$0.60
	$0.94	$1.41	$4.43	$2.75
Weighted Average Number of Common Shares (millions)
Basic	1,038	1,037	1,038	1,030
Diluted	1,038	1,037	1,038	1,030
40 | TC Energy Fourth Quarter News Release 2024

Condensed consolidated statement of cash flows

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Cash Generated from Operations
Net income (loss)	1,182	1,615	5,379	3,068
Depreciation and amortization	639	717	2,788	2,778
Goodwill and asset impairment charges and other	—	(4)	21	(4)
Deferred income taxes	96	(398)	493	11
(Income) loss from equity investments	(450)	(521)	(1,608)	(1,377)
Impairment of equity investment	—	—	—	2,100
Distributions received from operating activities of equity investments	332	327	1,675	1,254
Employee post-retirement benefits funding, net of expense	—	2	11	(17)
Net (gain) loss on sale of assets	—	—	(620)	—
Equity allowance for funds used during construction	(153)	(84)	(512)	(367)
Unrealized (gains) losses on financial instruments	294	(87)	340	(342)
Expected credit loss provision	(3)	34	(22)	(83)
Foreign exchange (gains) losses on loans receivable	(163)	55	(216)	44
Other	(202)	(18)	(232)	(4)
(Increase) decrease in operating working capital	512	222	199	207
Net cash provided by operations	2,084	1,860	7,696	7,268
Investing Activities
Capital expenditures	(1,640)	(2,062)	(6,308)	(8,007)
Capital projects in development	(9)	(20)	(50)	(142)
Contributions to equity investments	(3,795)	(903)	(4,683)	(4,149)
Acquisitions, net of cash acquired	—	(5)	—	(307)
Loans to affiliate (issued) repaid, net	—	—	—	250
Keystone XL contractual recoveries	—	3	7	10
Proceeds from sale of assets, net of transaction costs	—	33	791	33
Other distributions from equity investments	3,147	7	3,686	23
Deferred amounts and other	(219)	35	(352)	2
Net cash (used in) provided by investing activities	(2,516)	(2,912)	(6,909)	(12,287)
Financing Activities
Notes payable issued (repaid), net	(80)	(244)	341	(6,299)
Long-term debt issued, net of issue costs	—	(3)	8,089	15,884
Long-term debt repaid	(7,611)	(1,162)	(9,273)	(3,772)
Disposition of equity interests, net of transaction costs	—	5,328	419	5,328
Junior subordinated notes issued, net of issue costs	—	—	1,465	—
Cash transferred to South Bow, net of debt settlements	(244)	—	(244)	—
Dividends on common shares	(996)	(965)	(3,953)	(2,787)
Dividends on preferred shares	(26)	(24)	(99)	(92)
Contributions from non-controlling interests	5	—	21	—
Distributions to non-controlling interests and other	(86)	(84)	(755)	(173)
Common shares issued, net of issue costs	67	—	88	4
Gains (losses) on settlement of financial instruments	27	—	27	—
Net cash (used in) provided by financing activities	(8,944)	2,846	(3,874)	8,093
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	189	(86)	210	(16)
Increase (Decrease) in Cash and Cash Equivalents	(9,187)	1,708	(2,877)	3,058
Cash and Cash Equivalents - Beginning of period	9,988	1,970	3,678	620
Cash and Cash Equivalents - End of period	801	3,678	801	3,678
Includes continuing and discontinued operations. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2024 Annual Report, for additional information related to cash flows from discontinued operations.
TC Energy Fourth Quarter News Release 2024 | 41

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		December 31, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents		801	3,678
Accounts receivable		2,611	2,427
Inventories		747	771
Other current assets		1,339	1,419
Current assets of discontinued operations		235	3,077
		5,733	11,372
Plant, Property and Equipment	net of accumulated depreciation of $35,397 and $33,140, respectively	77,501	69,451
Net Investment in Leases		2,477	2,263
Equity Investments		10,636	9,240
Restricted Investments		2,998	2,532
Regulatory Assets		2,682	2,330
Goodwill		13,670	12,532
Other Long-Term Assets		2,410	2,881
Long-Term Assets of Discontinued Operations		136	12,433
		118,243	125,034
LIABILITIES
Current Liabilities
Notes payable		387	—
Accounts payable and other		5,297	4,305
Dividends payable		874	979
Accrued interest		828	913
Current portion of long-term debt		2,955	2,938
Current liabilities of discontinued operations		170	2,682
		10,511	11,817
Regulatory Liabilities		5,303	4,703
Other Long-Term Liabilities		1,051	991
Deferred Income Tax Liabilities		6,884	6,972
Long-Term Debt		44,976	49,976
Junior Subordinated Notes		11,048	10,287
Long-Term Liabilities of Discontinued Operations		110	1,280
		79,883	86,026
EQUITY
Common shares, no par value		30,101	30,002
Issued and outstanding:	December 31, 2024 – 1,039 million shares December 31, 2023 – 1,037 million shares
Preferred shares		2,499	2,499
Retained earnings (Accumulated deficit)		(5,241)	(2,997)
Accumulated other comprehensive income (loss)		233	49
Controlling Interests		27,592	29,553
Non-Controlling Interests		10,768	9,455
		38,360	39,008
		118,243	125,034

42 | TC Energy Fourth Quarter News Release 2024

SEGMENTED INFORMATION
The Company’s chief operating decision maker is the President and Chief Executive Officer. The chief operating decision maker uses segmented earnings (losses) to assess the performance of the business segments, assist with capital investment decisions and benchmark to TC Energy’s competitors.
Information regarding the Company's business segments is as follows:

three months ended December 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate[1]		Total

Revenues	1,404	1,696	221	248	8		3,577
Intersegment revenues[2]	—	25	—	—	(25)		—
	1,404	1,721	221	248	(17)		3,577
Income (loss) from equity investments	16	81	74	279	—		450
Operating costs[2]	(569)	(639)	(58)	(225)	1	[3]	(1,490)
Depreciation and amortization	(345)	(245)	(23)	(26)	—	[3]	(639)
Segmented Earnings (Losses)	506	918	214	276	(16)		1,898
Interest expense							(679)
Allowance for funds used during construction							233
Foreign exchange gains (losses), net							(69)
Interest income and other							120
Income (Loss) from Continuing Operations before Income Taxes							1,503
Income tax (expense) recovery from continuing operations							(223)
Net Income (Loss) from Continuing Operations							1,280
Net Income (Loss) from Discontinued Operations, Net of Tax							(98)
Net Income (Loss)							1,182
Net (income) loss attributable to non-controlling interests							(183)
Net Income (Loss) Attributable to Controlling Interests							999
Preferred share dividends							(28)
Net Income (Loss) Attributable to Common Shares							971

Capital Spending[4]
Capital expenditures	399	774	428	27	12		1,640
Capital projects in development	—	5	—	4	—		9
Contributions to equity investments[5]	477	2	—	179	—		658
	876	781	428	210	12		2,307
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations in the Consolidated financial statements of our 2024 Annual Report for additional information.
4Included in Investing activities in the Condensed consolidated statement of cash flows.
5Contributions to equity investments in the Canadian Natural Gas Pipelines segment of $3.1 billion are offset by the equivalent amount in Other distributions from equity investments, although they are reported on a gross basis in the Company’s Condensed consolidated statement of cash flows. Refer to Note 7, Coastal GasLink, in the Consolidated financial statements of our 2024 Annual Report for additional information.

TC Energy Fourth Quarter News Release 2024 | 43

three months ended December 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate	[1]	Total

Revenues	1,344	1,671	221	268	—		3,504
Intersegment revenues[2]	—	25	—	—	(25)		—
	1,344	1,696	221	268	(25)		3,504
Income (loss) from equity investments	205	97	26	175	—		503
Operating costs[2]	(515)	(597)	(75)	(154)	(8)	[3]	(1,349)
Depreciation and amortization	(342)	(241)	(22)	(26)	(1)	[3]	(632)
Segmented Earnings (Losses)	692	955	150	263	(34)		2,026
Interest expense							(777)
Allowance for funds used during construction							132
Foreign exchange gains (losses), net							89
Interest income and other							119
Income (Loss) from Continuing Operations before Income Taxes							1,589
Income tax (expense) recovery from continuing operations							(188)
Net Income (Loss) from Continuing Operations							1,401
Net Income (Loss) from Discontinued Operations, Net of Tax							214
Net Income (Loss)							1,615
Net (income) loss attributable to non-controlling interests							(128)
Net Income (Loss) Attributable to Controlling Interests							1,487
Preferred share dividends							(24)
Net Income (Loss) Attributable to Common Shares							1,463

Capital Spending[4]
Capital expenditures	716	754	555	19	4		2,048
Capital projects in development	(3)	—	—	23	—		20
Contributions to equity investments	555	124	—	224	—		903
	1,268	878	555	266	4		2,971
Discontinued operations							14
							2,985
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2024 Annual Report for additional information.
4Included in Investing activities in the Condensed consolidated statement of cash flows.
44 | TC Energy Fourth Quarter News Release 2024

year ended December 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate	[1]	Total

Revenues	5,600	6,339	870	954	8		13,771
Intersegment revenues[2]	—	99	—	49	(148)		—
	5,600	6,438	870	1,003	(140)		13,771
Income (loss) from equity investments	34	341	283	900	—		1,558
Operating costs[2]	(2,246)	(2,381)	(132)	(700)	9	[3]	(5,450)
Depreciation and amortization	(1,382)	(955)	(92)	(101)	(5)	[3]	(2,535)
Other segment items[4]	10	610	—	—	—		620
Segmented Earnings (Losses)	2,016	4,053	929	1,102	(136)		7,964
Interest expense							(3,019)
Allowance for funds used during construction							784
Foreign exchange gains (losses), net							(147)
Interest income and other							324
Income (Loss) from Continuing Operations before Income Taxes							5,906
Income tax (expense) recovery from continuing operations							(922)
Net Income (Loss) from Continuing Operations							4,984
Net Income (Loss) from Discontinued Operations, Net of Tax							395
Net Income (Loss)							5,379
Net (income) loss attributable to non-controlling interests							(681)
Net Income (Loss) Attributable to Controlling Interests							4,698
Preferred share dividends							(104)
Net Income (Loss) Attributable to Common Shares							4,594

Capital Spending[5]
Capital expenditures	1,273	2,568	2,228	62	50		6,181
Capital projects in development	—	5	—	45	—		50
Contributions to equity investments[6]	827	2	—	717	—		1,546
	2,100	2,575	2,228	824	50		7,777
Discontinued operations							127
							7,904
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs and in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3    Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations in the Consolidated financial statements of our 2024 Annual Report for additional information.
4    Other segment items include a Net gain (loss) on sale of assets.
5    Included in Investing activities in the Condensed consolidated statement of cash flows.
6 Contributions to equity investments in the Canadian Natural Gas Pipelines segment of $3.1 billion are offset by the equivalent amount in Other distributions from equity investments, although they are reported on a gross basis in the Company’s Condensed consolidated statement of cash flows. Refer to Note 7, Coastal GasLink, in the Consolidated financial statements of our 2024 Annual Report for additional information.

TC Energy Fourth Quarter News Release 2024 | 45

year ended December 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate	[1]	Total

Revenues	5,173	6,229	846	1,019	—		13,267
Intersegment revenues[2]	—	101	—	22	(123)		—
	5,173	6,330	846	1,041	(123)		13,267
Income (loss) from equity investments	220	324	78	688	—		1,310
Impairment of equity investment	(2,100)	—	—	—	—		(2,100)
Operating costs[2]	(2,058)	(2,189)	(39)	(633)	(15)	[3]	(4,934)
Depreciation and amortization	(1,325)	(934)	(89)	(92)	(6)	[3]	(2,446)
Segmented Earnings (Losses)	(90)	3,531	796	1,004	(144)		5,097
Interest expense							(2,966)
Allowance for funds used during construction							575
Foreign exchange gains (losses), net							320
Interest income and other							272
Income (Loss) from Continuing Operations before Income Taxes							3,298
Income tax (expense) recovery from continuing operations							(842)
Net Income (Loss) from Continuing Operations							2,456
Net Income (Loss) from Discontinued Operations, Net of Tax							612
Net Income (Loss)							3,068
Net (income) loss attributable to non-controlling interests							(146)
Net Income (Loss) Attributable to Controlling Interests							2,922
Preferred share dividends							(93)
Net Income (Loss) Attributable to Common Shares							2,829

Capital Spending[4]
Capital expenditures	2,953	2,536	2,292	144	33		7,958
Capital projects in development	—	—	—	142	—		142
Contributions to equity investments	3,231	124	—	794	—		4,149
	6,184	2,660	2,292	1,080	33		12,249
Discontinued operations							49
							12,298
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2024 Annual Report for additional information.
4    Included in Investing activities in the Condensed consolidated statement of cash flows.
46 | TC Energy Fourth Quarter News Release 2024

Total Assets by Segment

(unaudited - millions of Canadian $)	December 31, 2024	December 31, 2023

Canadian Natural Gas Pipelines	31,167	29,782
U.S. Natural Gas Pipelines	56,304	50,499
Mexico Natural Gas Pipelines	15,995	12,003
Power and Energy Solutions	10,217	9,525
Corporate	4,189	7,715
	117,872	109,524
Discontinued operations	371	15,510
	118,243	125,034
TC Energy Fourth Quarter News Release 2024 | 47